QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
MediaMind Technologies Inc.
at
$22.00 Net Per Share
by
DG Acquisition Corp. VII
a wholly-owned subsidiary of
DG FastChannel, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 22, 2011, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 15, 2011 (the "Merger Agreement"), by and among DG FastChannel, Inc., a Delaware corporation ("Parent"), DG Acquisition Corp. VII, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), and MediaMind Technologies Inc., a Delaware corporation ("MediaMind").

        The board of directors of MediaMind has unanimously: (i) determined that each of the transactions contemplated in the Merger Agreement, including the Offer and the Merger (each as defined below), is fair to and in the best interests of MediaMind and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that the holders of Shares (as defined below) accept the Offer and tender their Shares in the Offer, and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

        There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of shares of MediaMind's common stock, par value $0.001 per share (the "Shares"), that, together with the Shares owned of record by Parent or the Purchaser, if any, represents at least a majority of the Shares then outstanding, on a fully diluted basis (the "Minimum Condition"). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the receipt of other required governmental approvals or consents, if any. See Section 14—"Conditions of the Offer."

        Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, New York 10036
Call toll-free (888) 803-9655

June 24, 2011

 IMPORTANT

        Stockholders desiring to tender Shares must:

  1.
  For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

  •
  contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

  2.
  For Shares that are registered in the stockholder's name and held in book-entry form:

  •
  complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent's Message (as defined in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase);

  •
  if using the Letter of Transmittal, have the stockholder's signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

  •
  deliver an Agent's Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

  •
  transfer the Shares through book-entry transfer into the account of the Depositary.

  3.
  For Shares that are registered in the stockholder's name and held as physical certificates:

  •
  complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

  •
  have the stockholder's signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

  •
  deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

        The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder.

TABLE OF CONTENTS

SUMMARY TERM SHEET		S-i
INTRODUCTION		1
THE OFFER		5
1.	Terms of the Offer	5
2.	Acceptance for Payment and Payment for Shares	7
3.	Procedure for Tendering Shares	8
4.	Withdrawal Rights	12
5.	Certain Material U.S. Federal Income Tax Consequences	13
6.	Price Range of the Shares; Dividends on the Shares	16
7.	Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations	16
8.	Certain Information Concerning MediaMind	18
9.	Certain Information Concerning Parent and the Purchaser	20
10.	Source and Amount of Funds	21
11.	Background of the Offer; Past Contacts, Negotiations and Transactions	24
12.	Purpose of the Offer; Plans for MediaMind; Other Matters	28
13.	The Merger Agreement; Other Agreements	30
14.	Conditions of the Offer	49
15.	Certain Legal Matters	51
16.	Fees and Expenses	54
17.	Legal Proceedings	54
18.	Miscellaneous	54
SCHEDULE I		56

 SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share, of MediaMind Technologies Inc. (the "Shares").
Price Offered Per Share:	$22.00 net to you in cash, without interest.
Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Friday, July 22, 2011, unless extended.
The Purchaser:	DG Acquisition Corp. VII, a wholly-owned subsidiary of Parent.
MediaMind Board Recommendation:	MediaMind's board of directors has unanimously recommended that you accept the Offer and tender your Shares.

        The following are some of the questions you, as a stockholder of MediaMind, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms "we", "our", "us" and the "Purchaser" refer to DG Acquisition Corp. VII, the term "Parent" refers to DG FastChannel, Inc. and the term "MediaMind" refers to MediaMind Technologies, Inc.

Who is offering to buy my Shares?

        Our name is DG Acquisition Corp. VII. We are a Delaware corporation and a wholly-owned subsidiary of DG FastChannel, Inc. We were formed for the purpose of acquiring all of the issued and outstanding Shares. See the "Introduction" to this Offer to Purchase and Section 9—"Certain Information Concerning Parent and the Purchaser."

What is the class and amount of securities being sought in the Offer?

        We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of MediaMind on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer."

How much are you offering to pay and in what form of payment?

        We are offering to pay $22.00, net to you in cash, without interest, for each Share tendered and accepted for payment in the Offer.

What does the board of directors of MediaMind think of the Offer?

        The Offer is being made pursuant to the Merger Agreement with MediaMind. MediaMind's board of directors has unanimously: (i) determined that each of the transactions contemplated in the Merger Agreement, including the Offer and the Merger of the Purchaser with and into MediaMind, is fair to and in the best interests of MediaMind and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that you accept the Offer and tender your Shares in the Offer, and, if required by applicable law, adopt the Merger Agreement and approve the Merger. See the "Introduction" to this Offer to Purchase and Section 11—"Background of the Offer; Past Contacts, Negotiations and Transactions."

S-i

Have any MediaMind stockholders agreed to tender their Shares?

        Yes. Each of Insight Venture Partners IV, L.P., Insight Venture Partners (Cayman) IV, L.P., Insight Venture Partners IV (Co-Investors), L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Management, L.L.C., Sycamore Technologies Ventures L.P., BRM Group Ltd., D Partners II (Cayman) LP, Gal Trifon, Cubit Investments Ltd., Guy Gamzu, OZ Internet Technologies, L.L.P., Ofer Zadikario and Sarit Firon (collectively, the "Tender Agreement Stockholders") have entered into a tender and voting agreement with Parent, which provides, among other things, that each Tender Agreement Stockholder will tender their Shares in the Offer. The Tender Agreement Stockholders may only withdraw their Shares from the Offer if (i) the Merger Agreement terminates for any reason or (ii) any amendment or change to the Offer or Merger Agreement is made, without first obtaining the consent of each Tender Agreement Stockholder, that decreases the price offered per Share or otherwise materially and adversely affects the Tender Agreement Stockholders. The Shares subject to the tender and voting agreement represent approximately 42% of the outstanding Shares, as of June 15, 2011. See the "Introduction" to this Offer to Purchase and Section 13—"The Merger Agreement; Other Agreements."

Are there any arrangements between Parent and MediaMind's executive officers or other key employees?

        Yes. Gal Trifon, Chief Executive Officer of MediaMind, and Ofer Zadikario, Chief Solutions Officer of MediaMind, have entered into non-competition agreements with Parent. The non-competition agreements provide for a restrictive period that generally begins on the closing date of the Merger and ends on the later to occur of the fourth anniversary of the closing date of the Merger and 18 months following a termination of the executive's employment with MediaMind, Parent or their affiliates. During the restrictive period, the agreements prohibit Messrs. Trifon and Zadikario from (i) engaging in certain activities in competition with MediaMind, Parent or their affiliates, (ii) soliciting for hire or hiring employees of MediaMind, Parent or their affiliates and (iii) soliciting the business of, or any investment from, the customers of MediaMind, Parent or any of their affiliates.

        Messrs. Trifon and Zadikario have also entered into amended and restated employment agreements with MediaMind Technologies, Ltd., a subsidiary of MediaMind, that will become effective, if at all, upon the consummation of the Merger. These amended and restated employment agreements are substantially similar to the executives' current employment agreements, except that the amended and restated employment agreements provide for increased base salaries as follows: (i) Mr. Trifon's monthly base salary would be increased from 86,350 Israeli new shekels ("NIS") (approximately $25,241, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) to a monthly base salary of 93,402 NIS (approximately $27,303, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) and (ii) Mr. Zadikario's monthly base salary would be increased from 66,000 NIS (approximately $19,293, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) to a monthly base salary of 70,759 NIS (approximately $20,684, as converted based on the spot exchange rate of 3.4210 on June 22, 2011). In addition, the amended and restated employment agreements entitle Messrs. Trifon and Zadikario, as soon as reasonably practicable following consummation of the Merger, to receive grants of options to purchase shares of Parent's common stock, at exercise prices equal to the fair market value of Parent's common stock on the grant date, in the following amounts: for Mr. Trifon, 75,000 shares and for Mr. Zadikario 50,000 shares.

What is the market value of my Shares as of a recent date?

        On June 15, 2011, the last trading day before we announced the execution of the Merger Agreement, the closing price of MediaMind's common stock reported on the Nasdaq was $15.94 per Share. On June 23, 2011, the last full day before commencement of the Offer, the closing price of MediaMind's common stock reported on the Nasdaq was $21.90 per Share. We advise you to obtain a

S-ii

recent quotation for MediaMind's common stock in deciding whether to tender your Shares. See Section 6—"Price Range of the Shares; Dividends on the Shares."

Will I have to pay any fees or commissions?

        If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

Do you have the financial resources to make payment?

        Yes. We estimate that we will need approximately $551 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of certain outstanding in-the-money options and warrants) and to pay related fees and expenses. Parent has obtained a commitment letter from JPMorgan Chase Bank, National Association, J.P. Morgan Securities LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for debt financing up to $590 million. Parent will also use approximately $45 million of cash on hand, which, in addition to the debt financing, will be sufficient to fund the purchase of the Shares in the Offer. Funding of the debt financing is subject to the satisfaction of the conditions to the Offer and the conditions set forth in the commitment letter pursuant to which the debt financing will be provided. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. See Section 10—"Source and Amount of Funds."

Is your financial condition relevant to my decision to tender my Shares in the Offer?

        No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from Parent and certain committed debt financing, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. See Section 10—"Source and Amount of Funds."

What is the "Minimum Condition" to the Offer?

        We are not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, when counted together with the Shares owned of record by Parent or the Purchaser, if any, represents at least a majority of the Shares outstanding, on a fully diluted basis. We refer to this condition as the "Minimum Condition."

What are the conditions to the Offer other than the Minimum Condition?

        In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered in the Offer unless:

  •
  any applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the transactions contemplated by the Merger Agreement has expired or terminated (the "HSR Condition");

  •
  any other required governmental approvals or consents have been obtained and any waiting periods (or extensions thereof) or mandated filings have lapsed or been made either

S-iii

    unconditionally or on terms reasonably satisfactory to Parent (the "Other Required Governmental Approvals Condition");

  •
  there are no statutes, rules, decrees, regulations, judgments, orders or injunctions enacted, entered, enforced, promulgated or which are deemed applicable to the Offer, the Merger or any other transaction contemplated by the Merger Agreement pursuant to an authoritative interpretation by or on behalf of a governmental entity and no other action taken by any governmental entity, which in any such case restrains or prohibits the making or consummation of the Offer or the Merger or the performance of the other transactions contemplated by the Merger Agreement (the "No Injunctions Condition");

  •
  the representations and warranties of MediaMind in the Merger Agreement are true and correct except as have not had and would not reasonably be expected to have a Company Material Adverse Effect (as defined below), or in some cases true and correct in all material respects, as of the date of the Merger Agreement and the expiration of the Offer;

  •
  the covenants of MediaMind contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects or waived;

  •
  no Company Material Adverse Effect has occurred since the date of the Merger Agreement;

  •
  MediaMind shall have delivered to Parent a certificate signed by an executive officer dated as of the expiration date of the Offer stating that the conditions in the three immediately preceding bullet points have been satisfied; and

  •
  the Merger Agreement has not been terminated in accordance with its terms.

How long do I have to decide whether to tender in the Offer?

        Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, New York City time, on Friday, July 22, 2011, to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—"Terms of the Offer" and Section 3—"Procedure for Tendering Shares."

Can the Offer be extended and under what circumstances?

        Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

  •
  The Offer will be extended for any period required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission (the "SEC") or its staff or Nasdaq.

  •
  Upon the written request of MediaMind if, on or prior to any then scheduled expiration date of the Offer, any of the conditions of the Offer (other than the Minimum Condition, the HSR Condition, the Other Required Governmental Approvals Condition and/or the No Injunctions Condition) have not been satisfied or waived, we will extend the Offer up to an aggregate of 20 business days (whether in one or more periods).

  •
  If, on or prior to any then scheduled expiration date of the Offer, the Minimum Condition, the HSR Condition, the Other Required Governmental Approvals Condition and/or the No Injunctions Condition has not been satisfied or waived, we will extend the Offer for one or more periods until the earlier of December 16, 2011 or the satisfaction of such conditions.

S-iv

        See Section 1—"Terms of the Offer" for additional information about our obligations to extend the Offer.

Will you provide a subsequent offering period?

        We have agreed, if requested by MediaMind, to provide for a subsequent offering period (and one or more extensions thereof) of up to 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, following our acceptance for payment of Shares in the Offer.

        We do not currently intend to provide a subsequent offering period, unless required to do so by the Merger Agreement. We are not required to provide a subsequent offering period if we have exercised the "top-up option" under the Merger Agreement. During any subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares (whether tendered prior to or during any subsequent offering period) and receive $22.00 per Share, net to you in cash, without interest. See Section 1—"Terms of the Offer" and Section 13—"The Merger Agreement; Other Agreements."

How will I be notified if the Offer is extended or a subsequent offering period is provided?

        If we extend the Offer or provide a subsequent offering period, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer, and notify MediaMind stockholders by making a public announcement of an extension or a subsequent offering period, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—"Terms of the Offer."

How do I tender my Shares?

        To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, before the Offer expires. If your Shares are held in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If you cannot deliver a required item to the depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the depositary within three trading days. However, the depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3—"Procedure for Tendering Shares."

Can holders of vested stock options or warrants participate in the tender offer?

        The Offer is only for Shares and not for any options or warrants to acquire Shares. If you hold vested but unexercised stock options or unexpired and unexercised warrants to purchase Shares and you wish to participate in the Offer, you must exercise your stock options or warrants in accordance with the terms of the applicable stock option plan or warrant, as applicable, and tender some or all of the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3—"Procedure for Tendering Shares."

How do I withdraw previously tendered Shares?

        To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to American Stock Transfer & Trust Company, LLC,

S-v

the depositary for the Offer, while you still have the right to withdraw the Shares. See Section 4—"Withdrawal Rights."

Until what time may I withdraw Shares that I have tendered?

        If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by August 22, 2011, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1—"Terms of the Offer" and Section 4—"Withdrawal Rights."

If the Offer is completed, will MediaMind continue as a public company?

        If we purchase all of the Shares tendered in the Offer, there may be so few remaining stockholders and publicly-held Shares that the Shares may no longer be eligible to be traded through the Nasdaq or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, MediaMind may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. After completion of the Offer, we expect that MediaMind will elect to be treated as a "controlled company" as defined by Nasdaq Marketplace Rule 4350(c). After completion of the Merger that is expected to follow the Offer, Parent will own all of the outstanding capital stock of MediaMind, and MediaMind's common stock will no longer be publicly owned. See Section 7—"Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations."

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

        If we accept for payment and pay for Shares in the Offer, we are required to merge the Purchaser with and into MediaMind, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and MediaMind's certificate of incorporation and bylaws, and a vote of MediaMind's stockholders, if a vote is required. MediaMind will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Parent. In the Merger, MediaMind stockholders who did not tender their Shares will receive $22.00 per share in cash (or any different price per Share that is paid in the Offer) in exchange for their Shares in the Merger, without interest. If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any "subsequent offering period" or, after completion of the Offer, upon exercise of the top-up option, we expect to effect the Merger without convening a meeting of the MediaMind stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the "Introduction" to this Offer to Purchase.

What is the top-up option and when could it be exercised?

        Under the Merger Agreement, if we do not acquire at least 90% of the issued and outstanding Shares in the Offer after our acceptance for payment of Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from MediaMind a number of additional Shares sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the top-up option. The purpose of the top-up option is to permit us to complete the Merger without convening a meeting of MediaMind's stockholders under the "short form" merger provisions of Delaware law. We expect to exercise the top-up option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. See the "Introduction" to this Offer to Purchase and Section 13—"The Merger Agreement; Other Agreements" for a more detailed description of the top-up option.

S-vi

If I decide not to tender, how will the Offer affect my Shares?

        If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if the Shares no longer meet the guidelines for continued listing on the Nasdaq as a result of the purchase of Shares in the Offer, the quotation for the Shares on the Nasdaq may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, MediaMind may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

What will happen to my stock options in the Offer?

        The Offer is made only for Shares and is not made for any employee stock options to purchase Shares ("Options") that were granted under any MediaMind stock plan. Pursuant to the Merger Agreement, at the time of the Merger (i) each vested and exercisable Option shall be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option, (ii) each Option that is outstanding and not then vested and exercisable that is held by a non-employee director of MediaMind shall be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of such Option for each Share subject to such Option and (iii) each Option that is outstanding and not then vested and exercisable, other than those held by a non-employee director of MediaMind, shall be converted into an option to purchase the number of common shares of Parent equal to that number of Shares subject to such Option immediately prior to the effective time of the Merger multiplied by a rollover exchange ratio. See Section 13—"The Merger Agreement; Other Agreements—Treatment of Options."

What will happen to my warrants in the Offer?

        The Offer is made only for Shares and is not made for any warrants to purchase Shares. Pursuant to the Merger Agreement, each warrant to purchase shares that is issued, unexpired and unexercised immediately prior to the effective time of the Merger and not terminated pursuant to its terms in connection with the Merger (the "Warrants") will entitle the holder to receive a payment in cash, less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price previously subject to such Warrant for each Share previously subject to such Warrant. See the "Introduction" to this Offer to Purchase and Section 13—"The Merger Agreement; Other Agreements—Treatment of Warrants."

Who can I talk to if I have questions about the Offer?

        You may call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the Offer, at (888) 803-9655 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent or dealer manager.

S-vii

To the Holders of MediaMind Common Stock:

INTRODUCTION

        DG Acquisition Corp. VII, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of DG FastChannel, Inc., a Delaware corporation ("Parent"), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (collectively, the "Shares" and each, a "Share"), of MediaMind Technologies Inc., a Delaware corporation ("MediaMind"), at a price of $22.00 per Share, net to the seller in cash, without interest (such price, or any different price per Share as may be paid in the Offer, is referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 15, 2011 (as it may be amended from time to time, the "Merger Agreement"), by and among Parent, the Purchaser and MediaMind. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of MediaMind's stockholders, the Purchaser will be merged with and into MediaMind, with MediaMind surviving the Merger as a wholly-owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each Share then outstanding (other than Shares, if any, owned by Parent, the Purchaser or their subsidiaries or affiliates, or MediaMind or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

        The board of directors of MediaMind has unanimously: (i) determined that each of the transactions contemplated in the Merger Agreement, including the Offer and the Merger, is fair to and in the best interests of MediaMind and its stockholders; (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that you accept the Offer and tender your Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

        There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares owned of record by Parent or the Purchaser, if any, represents at least a majority of the Shares outstanding, on a fully diluted basis (the "Minimum Condition"). The Offer is also subject to the satisfaction of other conditions, including (i) the expiration or termination of any applicable waiting period (and any extensions thereof) under the HSR Act applicable to the transactions contemplated by the Merger Agreement (the "HSR Condition"); (ii) any other required governmental approvals or consents having been obtained and any waiting periods (or extensions thereof) or mandated filings having lapsed or been made either unconditionally or on terms reasonably satisfactory to Parent (the "Other Required Governmental Approvals Condition"); (iii) there being no statutes, rules, decrees, regulations, judgments, orders or injunctions enacted, entered, enforced, promulgated or which are deemed applicable to the Offer, the Merger or any other transaction contemplated by the Merger Agreement pursuant to an authoritative interpretation by or on behalf of a governmental entity and no other action taken by any governmental entity, which in any such case restrains or prohibits the making or consummation of the Offer or the Merger or the performance of the other transactions contemplated by the Merger Agreement (the "No Injunctions Condition"); (iv) the representations and warranties of MediaMind in the Merger Agreement being true and correct except as have not had and would not reasonably be expected to have a Company Material Adverse Effect (or, in some cases, true and correct in all material respects) as of the date of the Merger Agreement and the Expiration Date, (v) the covenants of MediaMind contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer having been performed in all material respects or waived; (vi) no Company Material Adverse Effect having occurred since the date of the Merger Agreement, and (vi) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14—"Conditions of the Offer."

        MediaMind has informed the Purchaser that, as of June 22, 2011, (i) 19,528,764 Shares were issued and outstanding and (ii) 5,928,176 Shares were subject to outstanding MediaMind stock options or warrants. Based upon the foregoing, as of June 22, 2011, the Minimum Condition would be satisfied if 12,728,471 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of MediaMind's board of directors. See Section 12—"Purpose of the Offer; Plans for MediaMind; Other Matters" and Section 13—"The Merger Agreement; Other Agreements."

        Each of Insight Venture Partners IV, L.P., Insight Venture Partners (Cayman) IV, L.P., Insight Venture Partners IV (Co-Investors), L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Management, L.L.C., Sycamore Technologies Ventures L.P., BRM Group Ltd., D Partners II (Cayman) LP, Gal Trifon, Cubit Investments Ltd., Guy Gamzu, OZ Internet Technologies, L.L.P., Ofer Zadikario, and Sarit Firon have entered into a tender and voting agreement with Parent, dated June 15, 2011, which requires, among other things, that the stockholders tender their Shares in the Offer. Such stockholders may only withdraw their Shares from the Offer if the tender and voting agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated or if any amendment or change to the Offer or the Merger Agreement is effected without each such stockholder's consent that decreases the Offer Price or materially and adversely affects such stockholders. The tender and voting agreement also requires that such stockholders tender any Shares acquired after June 15, 2011, including upon the exercise of options or warrants to acquire Shares or otherwise. The stockholders that have entered into the tender and voting agreement own, in the aggregate, 8,241,895 Shares, representing approximately 42% of the outstanding Shares, as of June 15, 2011. See the "Introduction" to this Offer to Purchase and Section 13—"The Merger Agreement; Other Agreements."

        Messrs. Trifon and Zadikario have entered into amended and restated employment agreements with MediaMind that will become effective, if at all, upon the consummation of the Merger. These amended and restated employment agreements are substantially similar to the executives' current employment agreements, except that the amended and restated employment agreements provide for increased base salaries as follows: (i) Mr. Trifon's monthly base salary would be increased from 86,350 NIS (approximately $25,241, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) to a monthly base salary of 93,402 NIS (approximately $27,303, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) and (ii) Mr. Zadikario's monthly base salary would be increased from 66,000 NIS (approximately $19,293, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) to a monthly base salary of 70,759 NIS (approximately $20,684, as converted based on the spot exchange rate of 3.4210 on June 22, 2011). In addition, the amended and restated employment agreements entitle Messrs. Trifon and Zadikario, as soon as reasonably practicable following consummation of the Merger, to receive grants of options to purchase shares of Parent's common stock, at exercise prices equal to the fair market value of Parent's common stock on the grant date, in the following amounts: for Mr. Trifon, 75,000 shares and for Mr. Zadikario 50,000 shares.

        Messrs. Trifon and Zadikario have also entered into non-competition agreements with Parent. The non-competition agreements provide for a restrictive period that generally begins on the closing date of the Merger and ends on the later to occur of the fourth anniversary of the closing date of the Merger and 18 months following a termination of the executive's employment with MediaMind, Parent or their affiliates. During the restrictive period, the agreements prohibit Messrs. Trifon and Zadikario from (i) engaging in certain activities in competition with MediaMind, Parent or their affiliates, (ii) soliciting for hire or hiring employees of MediaMind, Parent or their affiliates and (iii) soliciting the business of, or any investment from, the customers of MediaMind, Parent or any of their affiliates. See the "Introduction" to this Offer to Purchase and Section 13—"The Merger Agreement; Other Agreements."

        Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law. If Parent, the Purchaser and their subsidiaries and affiliates hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any "subsequent offering period," the Purchaser is required to merge with and into MediaMind under the "short-form" merger provisions of the General Corporation Law of Delaware (the "DGCL") without prior notice to, or any action by, any other stockholder of MediaMind. See Section 12—"Purpose of the Offer; Plans for MediaMind; Other Matters." Under the Merger Agreement, if we do not acquire sufficient Shares in the Offer to complete the Merger under the "short-form" merger provisions of the DGCL, we have the option, subject to limitations, to purchase from MediaMind a number of additional Shares at a price per Share equal to the Offer Price sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the option. We refer to this option as the "Top-Up Option." The exercise price for the Top-Up Option is to be paid by the Purchaser, at its election, either (i) entirely in cash or (ii) by paying in cash an amount equal to not less than the aggregate par value of such Shares issued upon the exercise of the Top-Up Option and by executing and delivering to MediaMind a promissory note having a principal amount equal to the balance of such purchase price, bearing interest at 3% per annum, and with a maturity of the first anniversary after the date of purchase of Shares pursuant to the Top-Up Option. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. In any event, if Parent, the Purchaser and their subsidiaries and affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, we will effect the Merger under the "short-form" merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL. See Section 12—"Purpose of the Offer; Plans for MediaMind; Other Matters." The Merger Agreement is described in Section 13—"The Merger Agreement; Other Agreements."

        Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—"Certain Material U.S. Federal Income Tax Consequences."

        The Offer is made only for Shares and is not made for any options to acquire Shares ("Options) or warrants to acquire Shares ("Warrants"). Pursuant to the Merger Agreement, at the time of the Merger (i) each vested and exercisable Option shall be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option, (ii) each Option that is outstanding and not then vested and exercisable that is held by a non-employee director of MediaMind shall be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of such Option for each Share subject to such Option and (iii) each Option that is outstanding and not then vested and exercisable, other than those held by a non-employee director of MediaMind, shall be converted into an option to purchase the number of common shares of Parent equal to that number of Shares subject to such Option immediately prior to the effective time of the Merger multiplied by a rollover exchange ratio. Pursuant to the Merger Agreement, each Warrant to purchase shares that is issued, unexpired and unexercised immediately prior to the effective time of the

Merger and not terminated pursuant to its terms in connection with the Merger, will entitle the holder to receive a payment in cash, less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price previously subject to such Warrant for each Share previously subject to such Warrant. The tax consequences to holders of Options and Warrants of exercising those securities are not described under Section 5—"Certain Material U. S. Federal Income Tax Consequences." Holders of Options or Warrants should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their Options or Warrants.

        Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the depositary for the Offer (the "Depositary"), MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the "Information Agent"), and Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is acting as the dealer manager for the Offer (the "Dealer Manager"). See Section 16—"Fees and Expenses."

        THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

 THE OFFER

1.     Terms of the Offer

        Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $22.00 per Share, net to the seller in cash, without interest, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—"Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, July 22, 2011, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term "Expiration Date" means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

        Subject to the terms of the Merger Agreement and applicable law, the Purchaser shall extend the Offer:

  •
  for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or the staff thereof or Nasdaq;

  •
  upon the written request of MediaMind if, on or prior to any then scheduled expiration date of the Offer, any of the conditions of the Offer (other than the Minimum Condition, the HSR Condition, the Other Required Governmental Approvals Condition and/or the No Injunctions Condition) have not been satisfied or waived, up to an aggregate of 20 business days (whether in one or more periods); and

  •
  if, on or prior to any then scheduled expiration date of the Offer, the Minimum Condition, the HSR Condition, the Other Required Governmental Approvals Condition and/or the No Injunctions Condition have not been satisfied or waived, for one or more periods until the earlier of December 16, 2011 or the satisfaction of such conditions.

        Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

        If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, (i) if Parent, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares, which would permit the Purchaser to complete the Merger under the "short-form" merger provisions of the DGCL; and (ii) the Top-Up-Option is not exercisable under the Merger Agreement, then the Purchaser is required, if requested by MediaMind, to provide for a subsequent offering period (and one or more extensions thereof) of up to 20 business days (a "Subsequent Offering Period") in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        A Subsequent Offering Period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. The Purchaser is not required to provide a Subsequent Offering Period if the Purchaser has exercised the Top-Up Option under the Merger Agreement. During a Subsequent Offering Period, if any, we will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. Additionally, during a Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal. Stockholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period. We cannot provide a Subsequent Offering Period unless we announce the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin a Subsequent Offering Period. We do not currently intend to provide a subsequent offering period, unless required to do so by the Merger Agreement.

        There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of

Shares that, together with the Shares owned of record by Parent or the Purchaser, if any, represents at least a majority of the Shares outstanding, on a fully diluted basis. The Offer is also subject to the satisfaction of other conditions, including (i) the HSR Condition, (ii) the Other Required Governmental Approvals Condition and (iii) the satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14—"Conditions of the Offer."

        Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of MediaMind, we may not:

  •
  waive or change the Minimum Condition;

  •
  decrease the Offer Price;

  •
  change the form of consideration to be paid in the Offer;

  •
  decrease the number of Shares sought in the Offer;

  •
  extend the expiration of the Offer other than in accordance with the Merger Agreement; or

  •
  impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer (as described in Section 14—"Conditions of the Offer") or terms of the Offer in a manner that adversely affects the MediaMind stockholders.

        Subject to the Purchaser's obligation to extend the Offer as described above and the limitations on Purchaser's ability to amend the terms of the Offer without MediaMind's consent described above, if by 12:00 midnight, New York City time, on Friday, July 22, 2011 (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

  •
  terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

  •
  waive any of the unsatisfied conditions of the Offer and, subject to complying with the rules and regulations of the SEC or the staff thereof or Nasdaq applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

  •
  extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

  •
  amend or make modifications to the Offer.

        If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—"Withdrawal Rights." The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

        Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and

14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares).

        If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC's view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

        MediaMind has agreed to provide the Purchaser with MediaMind's stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.     Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—"Terms of the Offer," the Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—"Withdrawal Rights." If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1—"Terms of the Offer." For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—"Terms of the Offer."

        In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

  •
  the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees;

  •
  in the case of a transfer effected under the book-entry transfer procedures described in Section 3—"Procedure for Tendering Shares," a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message as described in Section 3—"Procedure for Tendering Shares"; and

  •
  any other documents required by the Letter of Transmittal.

        The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

        If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—"Procedure for Tendering Shares," the Depositary will notify the Book-Entry Transfer Facility of the Purchaser's decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

        If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—"Withdrawal Rights."

        Parent or the Purchaser reserves the right to transfer or assign to one or more of its affiliates any of its rights under the Merger Agreement, including, with respect to the Purchaser, the right to purchase Shares tendered in the Offer, but any transfer or assignment will not relieve Parent or the Purchaser of its obligations under the Offer, enlarge, alter or change any obligation of any other party under the Merger Agreement or due to Parent or the Purchaser and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.     Procedure for Tendering Shares

        Valid Tender.    A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

  •
  for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a Subsequent

    Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

  •
  for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under "—Book-Entry Transfer" and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent's Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

  •
  the tendering stockholder must comply with the guaranteed delivery procedures described below under "—Guaranteed Delivery" before the Expiration Date.

        The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Book-Entry Transfer.    The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent's Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under "—Guaranteed Delivery" for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a "Book-Entry Confirmation."

        The term "Agent's Message" means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term "Agent's Message" also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary's office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period and no guaranteed delivery procedure will be available during a Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal:

  •
  if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or

  •
  if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution" and, collectively, "Eligible Institutions").

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder's tender may still be effected if all the following conditions are met:

  •
  the tender is made by or through an Eligible Institution;

  •
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

  •
  the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which quotations are available for shares listed on the Nasdaq.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser. During the Subsequent Offering Period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal—stockholders will not be permitted to tender Shares by means of guaranteed delivery during a Subsequent Offering Period.

        Other Requirements.    Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

  •
  Share certificates (or a timely Book-Entry Confirmation);

  •
  a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal); and

  •
  any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

        Appointment as Proxy.    By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and MediaMind's certificate of incorporation and bylaws, any other annual, special or adjourned meeting of MediaMind's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of MediaMind stockholders.

        Options.    The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section.

        Warrants.    The Offer is made only for Shares and is not made for any warrants to acquire Shares. Holders of unexpired and unexercised warrants to purchase Shares may participate in the Offer only if they first exercise their warrants in accordance with the terms of the applicable warrant and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such warrants that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser's interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager, MediaMind or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

        Backup Withholding.    To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms "U.S. holder" and "non-U.S. holder" and a more detailed discussion of backup withholding, see Section 5—"Certain Material U.S. Federal Income Tax Consequences."

        Israeli Withholding Tax.    Under Israeli law, the Purchaser, the Depositary or paying agent may be required to withhold Israeli tax from the payments made to stockholders pursuant to the Offer and the Merger, including with respect to stockholders who are not residents of the State of Israel, at a rate of up to 24%. Under certain circumstances, however, stockholders may get relief from Israeli withholding tax if certain conditions are met and appropriate certifications are provided. MediaMind or its Israeli subsidiary intends to file an application for a tax ruling with the Israel Tax Authority exempting from the withholding requirements discussed above non-Israeli residents meeting certain conditions. All stockholders are urged to review the instructions regarding Israeli Withholding Tax included in the Letter of Transmittal and to comply with the procedures therein for establishing, if applicable, an exemption from withholding or an entitlement for reduced withholding under Israeli law. Any payments to a stockholder who fails to establish an exemption from withholding under Israeli law may be subject to Israeli withholding tax as provided under applicable law.

        Tender Constitutes Binding Agreement.    The Purchaser's acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.     Withdrawal Rights

        Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

        Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after August 22, 2011, which is the 60th day after the date of the

Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

        For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—"Procedure for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—"Procedure for Tendering Shares" at any time before the Expiration Date.

        No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1—"Terms of the Offer."

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager, MediaMind or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.     Certain Material U.S. Federal Income Tax Consequences

        The following discussion summarizes certain material U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the "Code", Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the "IRS"), all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

        This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

        THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

        As used in this discussion, a U.S. holder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

        A non-U.S. holder is any beneficial owner of Shares who is not a U.S. holder for U.S. federal income tax purposes.

        If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

  U.S. Holders

        Effect of the Offer and the Merger.    The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the holder's adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

        Information Reporting and Backup Withholding.    Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). Provided that none of the Purchaser, Depositary and paying agent has actual knowledge, or reason to know, that a U.S. holder is subject to backup withholding, such holder may avoid backup withholding by completing and returning the Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, that the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

  Non-U.S. Holders

        Effect of the Offer and the Merger.    Subject to the discussion below on backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

  •
  the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

  •
  the gain is effectively connected with the holder's conduct of a trade or business in the United States, and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

  •
  MediaMind is or has been a U.S. real property holding corporation ("USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-U.S. holder held Shares.

        Gains described in the first bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or applicable lower treaty rate), but offset by U.S. source capital losses recognized during the taxable year of the disposition. Unless an applicable tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

        With respect to the third bullet point, in connection with the Merger, MediaMind will be required to deliver a certificate to Parent stating that MediaMind has not been a USRPHC during the time period described above.

        Information Reporting and Backup Withholding.    Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary or paying agent with the applicable and properly executed IRS Form W-8 certifying the holder's non-U.S. status. Notwithstanding the foregoing, backup withholding may apply if the Purchaser, Depositary or paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.     Price Range of the Shares; Dividends on the Shares

        Since August 11, 2010, the Shares have been listed and traded on the Nasdaq under the symbol "MDMD." The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the Nasdaq, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2010
Third Quarter (beginning on August 11, 2010)	$15.60	$10.95
Fourth Quarter	$14.99	$11.87
Fiscal Year Ending December 31, 2011
First Quarter	$15.94	$12.74
Second Quarter (through June 15, 2011)	$17.48	$13.53

        On June 15, 2011, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on the Nasdaq was $15.94 per Share. On June 23, 2011, the last full trading day before the commencement of the Offer, the closing price reported on the Nasdaq was $21.90 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

        The Purchaser has been advised that MediaMind has never declared or paid any cash dividend on its capital stock. The Merger Agreement provides that, without Parent's prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the effective time of the Merger, MediaMind may not declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of MediaMind or any of its subsidiaries (other than dividends paid by a wholly-owned subsidiary of MediaMind to MediaMind or another wholly-owned subsidiary of MediaMind). MediaMind is not expected to declare or pay cash dividends after completion of the Offer.

7.     Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

        Market for the Shares.    The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Parent nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

        Nasdaq Listing and Controlled Company Status.    Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the Nasdaq. According to the published guidelines, the Shares would only meet the criteria for continued listing on the Nasdaq if, among other things, (i) there were at least 400 stockholders, (ii) the minimum bid price for the Shares was at least $1 per share and (iii) either:

  •
  there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Parent upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and stockholders' equity was at least $10 million; or

  •
  there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Parent upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were each at least $50 million.

        If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on Nasdaq could be discontinued. If this occurs, the market for the Shares would likely be adversely affected. If the Nasdaq ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

        After completion of the Offer, MediaMind will be eligible to elect "controlled company" status pursuant to Rule 4350(c)(5) of the Nasdaq Marketplace Rules, which means that MediaMind would be exempt from the requirement that MediaMind's board of directors be comprised of a majority of "independent directors" and the related rules covering the independence of directors serving on the Compensation Committee of MediaMind's board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of MediaMind's board of directors. After completion of the Offer, we expect that MediaMind will elect to be treated as a controlled company.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

        Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of MediaMind subject to registration, would substantially reduce the information required to be furnished by MediaMind to its stockholders and would make certain provisions of the Exchange Act no longer applicable to MediaMind, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders' meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of "affiliates" of MediaMind and persons holding "restricted securities" of MediaMind to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect MediaMind will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

        Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute "margin securities."

8.     Certain Information Concerning MediaMind

        MediaMind Technologies Inc.    MediaMind is a Delaware corporation with its principal executive offices at 135 West 18th Street, 5th Floor, New York, New York 10011. The telephone number of MediaMind at such office is 646-202-1320. According to its Quarterly Report on Form 10-Q for the three month period ended March 31, 2011, MediaMind is a global provider of digital advertising campaign management solutions to media agencies and advertisers. MediaMind provides its customers with an integrated campaign management platform that helps advertisers and agencies simplify the complexities of managing their advertising budgets across multiple digital media channels and formats, including online, mobile, rich media, in-stream video, display and search. MediaMind provides its customers with the ability to plan, create, deliver, measure, track and optimize digital media campaigns.

        Available Information.    MediaMind is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning MediaMind's directors and officers, their remuneration, options, warrants, stock appreciation rights, performance awards, deferred stock and restricted stock, if any, granted to them, the principal holders of MediaMind's securities and any material interests of such persons in transactions with MediaMind is required to be disclosed in proxy statements distributed to MediaMind's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to MediaMind that have been filed via the EDGAR system.

        None of Parent, the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning MediaMind provided by MediaMind or contained in the periodic reports, documents and records referred to herein or for any failure by MediaMind to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

        Certain Projections.    To our knowledge, MediaMind does not as a matter of course make public forecasts or projections as to its future financial performance. However, before entering into the Merger Agreement, representatives of Parent and the Purchaser conducted a due diligence review of MediaMind, and in connection with this review Parent and the Purchaser received certain non-public information concerning MediaMind, including certain limited forward-looking information concerning MediaMind's anticipated operating performance. A chart summarizing these projections is set forth below. MediaMind has advised Parent and the Purchaser of certain assumptions, risks and limitations relating to these projections, as described below, and that MediaMind has not as a matter of course made public any projections as to future performance or earnings.

Fiscal Year Ending December 31
MediaMind Management Projections
(in millions)

	2011E	2012E	2013E
Total Revenue	$100.2	$129.2	$166.7
Gross Profit	$91.5	$112.5	$139.2
Operating Expenses	$78.8	$91.3	$107.2
Adjusted EBITDA*	$22.7	$29.9	$42.3
Net Income	$9.7	$15.5	$23.2

*
Non-GAAP Measure. For this purpose Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization after making certain adjustments with respect to non-cash compensation expenses and moving expenses.

        Although Parent and the Purchaser were provided with the projections summarized above, they did not base their analysis of MediaMind on these projections. MediaMind has advised Parent and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, or "GAAP," and MediaMind's independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. MediaMind has advised Parent and the Purchaser that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments. The projections may differ from publicized analyst estimates and forecasts.

        The projections also reflect numerous assumptions made by the management of MediaMind, including assumptions with respect to industry performance, the market for MediaMind's existing and new products and services, MediaMind's ability to successfully negotiate acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond MediaMind's control and none of which were subject to approval by Parent or the Purchaser. These projections do not give effect to the Offer or the Merger, or any alterations that MediaMind's management or board of directors may make to MediaMind's operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to the risks and uncertainties described in reports filed by MediaMind with the SEC under the Exchange Act, including without limitation under the heading "Risk Factors" in MediaMind's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

        All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in MediaMind's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in MediaMind's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly

Report on Form 10-Q for the fiscal quarter ended March 31, 2011 are not applicable to any forward looking statements made in connection with the Offer.

        The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Parent, the Purchaser, MediaMind or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, MediaMind or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of MediaMind compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        Stockholders are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

9.     Certain Information Concerning Parent and the Purchaser

        Parent and the Purchaser.    DG FastChannel, Inc. is a Delaware corporation. Parent is a provider of digital technology services that enable the electronic delivery of advertisements, syndicated programs, and video news releases to traditional broadcasters, online publishers and other media outlets. Parent operates three nationwide digital networks out of its network operation centers located in Irving, Texas, Roswell, Georgia and Jersey City, New Jersey, which link more than 5,000 advertisers, advertising agencies and content owners with more than 29,000 television, radio, cable, print and web publishing destinations electronically throughout the United States, Canada, and Europe. Parent also offers a variety of other ancillary products and services to the advertising industry.

        Parent's legal name as specified in its articles of incorporation is DG FastChannel, Inc. Parent's business address is 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039. The telephone number at such office is 972-581-2000.

        The Purchaser is a Delaware corporation that was recently formed at the direction of Parent for the purpose of effecting the Offer and the Merger. The Purchaser is a wholly-owned subsidiary of Parent. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser's legal name as specified in its certificate of incorporation is DG Acquisition Corp. VII. The Purchaser's principal executive offices are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039. The telephone number of the Purchaser at that office is 972-581-2000.

        The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

        Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Parent nor the Purchaser, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Parent or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of MediaMind and (ii) neither Parent nor the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of MediaMind during the past 60 days.

        Except as set forth in this Offer to Purchase, neither Parent nor the Purchaser, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with MediaMind or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Parent or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and MediaMind or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Parent or the Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent or the Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Parent is subject to the information filing requirements of the Exchange Act, and, in accordance therewith, is obligated to file certain reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Parent's directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Parent's securities and any material interest of such persons in transaction with Parent is required to be disclosed in proxy statements distributed to Parent's stockholders and filed with the SEC. Such reports, proxy statement and other information filed by Parent and the Purchaser with the SEC, as well as the Schedule TO and the exhibits thereto, may be inspected at the SEC's public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Parent that have been filed with the SEC via the EDGAR system, including the Schedule TO and exhibits thereto.

10.   Source and Amount of Funds

        Completion of the Offer is not conditioned upon Parent's or the Purchaser's ability to obtain financing. Parent and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $551 million (which estimate includes payment in respect of certain outstanding in-the-money options and warrants) plus any related transaction fees and expenses.

        The Purchaser anticipates funding these payments with (i) approximately $45 million of cash on hand at Parent or any wholly-owned subsidiary of Parent and (ii) approximately $590 million borrowed under credit facilities committed pursuant to a debt commitment letter, dated June 15, 2011 (the "Debt Commitment"), and addressed to Parent, from JPMorgan Chase Bank, National Association ("JPMCB"), J.P. Morgan Securities LLC ("JPMorgan"), Bank of America, N.A. ("Bank of America") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS" and, together with JPMCB, JPMorgan, and Bank of America the "Commitment Parties"). Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Parent is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

        No alternative financing arrangements or alternative financing plans have been made in the event that the financing arrangements described below are not available as anticipated.

        The following summary of certain provisions of the Debt Commitment is qualified by reference to the Debt Commitment itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment as an exhibit to the Schedule TO. The Debt Commitment may be examined and copies may be obtained at the places and in the manner set forth in Section 9—"Certain Information Concerning Parent and the Purchaser." Stockholders and other interested parties should read the Debt Commitment for a more complete description of the provisions summarized below.

  Debt Financing

        Parent, on behalf of the Purchaser, has received the Debt Commitment from the Commitment Parties, pursuant to which, subject to the conditions set forth therein, in connection with the Offer and the Merger, the Commitment Parties have committed to provide (i) a $490 million term loan credit facility (JPMCB has committed to provide 55% and Bank of America has committed to provide 45% of such term loan credit facility) and (ii) a $100 million revolving credit facility (JPMCB has committed to provide 55% and Bank of America has committed to provide 45% of such revolving credit facility, in each case, to the extent the lenders under Parent's existing revolving credit facility do not consent to an amendment to permit (among other things) the Merger) (collectively, the "Facilities").

        The documentation governing the Facilities has not been finalized and, accordingly, the actual terms of the Facilities may differ from those described in this Offer to Purchase.

        Conditions Precedent to the Debt Financing.    The availability of the initial funding under the debt financing is subject to the satisfaction or waiver of a number of conditions, including, without limitation:

  •
  there shall not have occurred, since December 31, 2010, a Company Material Adverse Effect (as further discussed in Section 13—"The Merger Agreement; Other Agreements");

  •
  satisfactory negotiation, execution and delivery of loan documents on terms substantially consistent with the terms set forth in the Debt Commitment and reasonably satisfactory to the parties thereto;

  •
  the accuracy in all material respects (and in all respects if qualified by materiality) of the those representations of MediaMind contained in the Merger Agreement, the breach of which by MediaMind would give Parent the right to terminate its obligations under the Merger Agreement (as further discussed in Section 13—"The Merger Agreement; Other Agreements");

  •
  the accuracy in all material respects (and in all respect if qualified by materiality) of the representations of Parent contained in the loan documents relating to (i) corporate existence and good standing in the jurisdiction of incorporation; (ii) corporate power and authority to enter into and perform the loan documents and consummate the Merger; (iii) due authorization, execution and delivery of, and enforceability of, the loan documents; (iv) effectiveness, validity and perfection of first priority liens under the security documents; (v) use of proceeds; (vi) solvency as of the closing date of the Facilities of Parent and its subsidiaries on a consolidated basis; (vii) compliance with Federal Reserve margin regulations and (viii) compliance with the Investment Company Act;

  •
  the receipt by the Commitment Parties of customary closing certificates (including a solvency certificate) and legal opinions;

  •
  the receipt by the Commitment Parties of certain audited, unaudited and pro forma financial statements of Parent, certain of its subsidiaries and MediaMind;

  •
  confirmation that, after giving effect to the Merger, Parent and its subsidiaries will have outstanding no indebtedness for borrowed money other than the indebtedness contemplated by the Facilities, indebtedness permitted under the loan documents and such other limited indebtedness agreed to by Parent and the joint lead arrangers;

  •
  the closing of the Facilities on or before the Expiration Date;

  •
  payment of all fees and expenses due to the Commitment Parties and the lenders;

  •
  subject to customary conditions, perfection of certain security interests in the collateral;

  •
  there shall not have been any amendment or waiver of any provision of the Merger Agreement, or any consent given thereunder, materially adverse to the interests of the Commitment Parties, unless authorized by prior written consent of the Commitment Parties;

  •
  delivery of required financial and marketing materials, including one or more customary confidential information memoranda, used for the syndication of the Facilities;

  •
  the completion of certain customary submissions with credit agencies to obtain a credit rating for the Facilities; and

  •
  certain other conditions.

        Roles.    JPMorgan and MLPFS have been appointed as joint lead arrangers and joint bookrunners for the Facilities. JPMCB has been appointed as sole and exclusive administrative agent for the Facilities.

        Interest Rates.    The interest rate for the Facilities will be determined by the "Applicable Margin" as set forth below:

Level	Consolidated Total Leverage Ratio	Term Loan ABR Spread	Term Loan Eurodollar Spread	Revolving Loan ABR Spread	Revolving Loan Eurodollar Spread
Level I	≥ 3.25 to 1.00	2.50%	3.50%	2.00%	3.00%
Level II	≥ 2.50 to 1.00 but < 3.25 to 1.00	2.50%	3.50%	1.75%	2.75%
Level III	≥1.75 to 1.00 but < 2.50 to 1.00	2.50%	3.50%	1.50%	2.50%
Level IV	≥1.25 to 1.00 but < 1.75 to 1.00	2.50%	3.50%	1.25%	2.25%
Level V	< 1.25 to 1.00	2.50%	3.50%	1.00%	2.00%

        For the term loan facility, the reserve adjusted LIBOR is subject to a floor of 1.25% and the adjusted Base Rate (as defined in the Debt Commitment) is subject to a floor of 2.25%.

        Guarantees and Security.    The obligations of Parent will be guaranteed by each of the existing and future domestic subsidiaries of Parent, to include, without limitation, MediaMind and its wholly-owned domestic subsidiaries (collectively, the "Subsidiary Guarantors").

        The obligations of Parent and each of the Subsidiary Guarantors shall be secured (on a first priority basis) by security interests (subject to certain exceptions to be set forth in the loan documents) in (i) all assets, including without limitation, all personal, real and mixed property of Parent and the Guarantors; (ii) 100% of the capital stock of Parent and each domestic subsidiary of Parent; and (iii) 65% of the capital stock of certain first tier foreign subsidiaries of Parent and each Guarantor.

        Other Terms.    The term loan credit facility and revolving credit facility will contain representations and warranties, optional and mandatory prepayment requirements, affirmative and negative covenants, financial covenants and events of default applicable to Parent and its subsidiaries, to include, MediaMind and its wholly-owned subsidiaries.

11.   Background of the Offer; Past Contacts, Negotiations and Transactions

        The following information was prepared by Parent and MediaMind. Information about MediaMind was provided by MediaMind, and we do not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its representatives did not participate.

        As noted, Parent is a provider of digital technology services that enable the electronic delivery of advertisements, syndicated programs and video news releases to traditional television, cable and radio broadcasters, online publishers and other media outlets. During the past several years Parent's management has observed the growth in advertising across multiple digital media channels and formats, including online, mobile, rich media, in-stream video, display and search platforms. Since at least 2007 Parent has sought acquisitions of companies that complement Parent's standard and high definition delivery services across expanding online and rich media channels.

        During the Spring of 2008, Scott Ginsburg, Parent's Chairman and CEO, and Omar Choucair, Parent's Chief Financial Officer, met with Gal Trifon, MediaMind's CEO, to discuss possible business opportunities and collaborations between Parent and MediaMind. Messrs. Ginsburg and Trifon met again during 2009, prior to MediaMind's initial public offering, to discuss a potential business relationship. Neither of these conversations led to an offer by Parent to acquire MediaMind.

        During the past year, Parent's management and its board of directors have reviewed publicly available information on various businesses and technology companies that serve the online and rich media advertising channels. Recognizing that online advertising, together with television advertising that is the core of Parent's business services, was experiencing significant growth, Parent's board of directors and management determined to look for a strategic acquisition of a company with a technology platform for distribution of online advertising. Parent's management perceives MediaMind's online and rich media service offerings will complement and enhance its distribution and advertising campaign services to its established customer base of over 5,000 advertisers, advertising agencies and content providers.

        During the fourth quarter of 2010, Mr. Ginsburg made telephone contact with Deven Parekh, an outside director of MediaMind, to inquire whether MediaMind might be willing to discuss a possible sale to Parent. During their discussion, Mr. Parekh informed Mr. Ginsburg that MediaMind was not interested in exploring a potential transaction but that MediaMind's management and board of directors might be receptive to considering a well-thought through merger proposal from a third party such as Parent at a later date.

        On or about February 23, 2011, at the request of Mr. Ginsburg, Neil Nguyen, Chief Operating Officer of Parent, contacted Mr. Trifon for a meeting to discuss a possible business transaction. Mr. Nguyen and Mr. Trifon met for dinner on March 13, 2011, during which Mr. Nguyen suggested that Parent may be interested in acquiring MediaMind, but no specific terms were discussed. Messrs. Nguyen and Trifon exchanged ideas regarding Parent's strategic focus in traditional advertising distribution and MediaMind's focus on online and rich media advertising services, and the potential advantages of a combination to serve a similar customer base of advertisers and agencies who run campaigns across all forms of media. Mr. Trifon advised that he would inform his board of directors of Parent's possible interest, and suggested that the next contact be through Mr. Parekh.

        On April 1, 2011, Mr. Ginsburg contacted Mr. Parekh by telephone and provided him with a background presentation on Parent and reasons why a possible combination of Parent and MediaMind would create the premier, world-wide digital media and advertising services and solutions provider.

Messrs. Ginsburg was assisted in developing his presentation by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("BofA Merrill Lynch"), who was serving as a financial advisor to Parent. Mr. Parekh requested that Mr. Ginsburg provide more specifics on a possible business combination involving MediaMind and Mr. Ginsburg advised that he wanted to do some more analysis and would be back in contact. No terms regarding a potential transaction were discussed during this call.

        On April 6, 2011, Mr. Ginsburg contacted Mr. Parekh again by telephone and made an initial, verbal proposal that Parent acquire MediaMind at a value of $18.00 per Share in a combination of cash and Parent's stock. Mr. Ginsburg advised that the proposal would require customary due diligence on MediaMind's business, and would be subject to approval by Parent's board of directors.

        On April 15, 2011, Mr. Parekh contacted Messrs. Ginsburg and Nguyen by telephone and advised that MediaMind was willing to explore the possibility of a combination with Parent. Mr. Parekh also indicated that MediaMind would make available to Parent and its representatives confidential information regarding MediaMind subject to a written confidentiality agreement. Mr. Parekh further advised that MediaMind had retained Qatalyst Partners ("Qatalyst") to assist in any discussions to explore strategic alternatives for MediaMind. On April 16, 2011, Parent and MediaMind entered into a mutual non-disclosure agreement prepared by MediaMind's counsel. The non-disclosure agreement contained a one-year standstill provision prohibiting either party from making any proposal to acquire, or to enter into any agreement or arrangement to influence the control or cause a change of control of, the other party without written consent.

        During the week of April 18, 2011, representatives of BofA Merrill Lynch and Qatalyst held several telephonic discussions regarding scheduling of a management presentation by MediaMind to Parent, and topics to be addressed by due diligence. Qatalyst advised BofA Merrill Lynch that MediaMind would be conducting a non-public auction process that included other possible bidders who might be interested in acquiring MediaMind. MediaMind began preparing an on-line data room consisting of diligence materials, and provided initial access to the data room to Parent and its representatives on or about April 20, 2011.

        On April 28, 2011, Messrs. Ginsburg and Nguyen and representatives of BofA Merrill Lynch met in New York at MediaMind's offices with Mr. Trifon, Ofer Zadikario, Chief Solutions Officer of MediaMind, Sarit Firon, Chief Financial Officer of MediaMind, and representatives of Qatalyst, to discuss MediaMind's business, its technology platform and the possible strategic fit with Parent. Parent continued with its preliminary due diligence of MediaMind following the meeting.

        On May 6, 2011, Qatalyst provided a letter to BofA Merrill Lynch instructing Parent on the process for submitting by no later than May 19, 2011, a written proposal to acquire MediaMind. On May 8, 2011, Qatalyst provided BofA Merrill Lynch a draft Merger Agreement prepared by MediaMind's counsel, Davis Polk and Wardell LLP ("Davis Polk"), with instructions to have Parent's counsel review and respond to the draft. The draft Merger Agreement contemplated an all cash tender offer to acquire the outstanding Shares, followed by a second step merger to cash out any remaining Shares not tendered in the Offer.

        During the weeks of May 2 and May 9, 2011, Parent continued its due diligence of documents and materials available in MediaMind's online data room. Parent engaged Ernst & Young LLP to assist in financial and tax due diligence, and Latham & Watkins LLP ("Latham & Watkins") to assist in legal due diligence. On May 13 and May 16, 2011, representatives of Parent and BofA Merrill Lynch, and representatives of MediaMind and Qatalyst, conducted teleconference due diligence meetings to discuss financial reporting, human resources and operational diligence matters.

        On May 14, 2011, Mr. Nguyen and Mr. Trifon met for dinner to continue further business diligence on MediaMind and discussions on the strategic possibilities that a combination with Parent could offer to MediaMind's business.

        On May 19, 2011, Parent submitted a written proposal to Qatalyst to acquire all of the outstanding Shares at $20.00 per Share in cash. Accompanying the proposal was a mark-up to the draft Merger Agreement prepared by Parent's counsel, Latham & Watkins. The mark-up included a proposed break-up fee of 3.5% of equity value plus recoupment of expenses of up to 1.0% of equity value in the transaction should MediaMind's board of directors determine that it had received a superior proposal and decided to terminate the Merger Agreement with Parent.

        On May 20, 2011, Qatalyst advised BofA Merrill Lynch that Parent's proposal needed to be enhanced to remain in the bidding process. Qatalyst further indicated that an offer price at or close to $23.00 per Share might be acceptable to MediaMind. On the evening of May 20, representatives of Davis Polk contacted Latham & Watkins to provide some initial comments to the mark-up of the Merger Agreement. Davis Polk advised that MediaMind was concerned about Parent's need to obtain third party financing to complete a transaction, and that Parent would need to strengthen remedies available to MediaMind if financing became unavailable for Parent's proposal to remain competitive.

        On May 23, 2011, representatives of BofA Merrill Lynch advised Qatalyst that Parent would be willing to increase its offer to $21.00 per Share pending further due diligence. On May 24, 2011, representatives of Davis Polk and Latham & Watkins discussed telephonically various provisions of the draft Merger Agreement, including a specific performance remedy requested by MediaMind, and Parent's suggestion of a reverse termination fee of twice Parent's proposed break-up fee if Parent's financing became unavailable and all other conditions to consummation of a Tender Offer were met. Discussions between counsel on the draft Merger Agreement continued through May 27, 2011, and Qatalyst and BofA Merrill Lynch continued their discussions as the relative merits of Parent's $21.00 per share offer with respect to price, certainty of completion, timing and availability of financing.

        On May 26 through May 28, 2011, Mr. Ginsburg and Mr. Parekh discussed the relative strengths of Parent's offer by telephone. On May 29, 2011, at the instruction of Qatalyst, Parent submitted a best and final written offer to acquire MediaMind at $23.00 per Share, subject to remaining due diligence and final approval of Parent's board of directors. Parent's best and final offer included a statement that it would deliver to MediaMind fully committed financing at the time of signing the Merger Agreement, that the Merger Agreement would include a $40 million reverse termination fee should all conditions to closing be met but financing for the transaction had become unavailable. Parent further committed to work expeditiously to complete confirmatory due diligence and sign the Merger Agreement by June 15, 2011.

        On May 30, 2011, Qatalyst advised BofA Merrill Lynch that MediaMind was rejecting Parent's best and final offer and would be pursuing discussions with an unnamed third party. There were no further contacts between the parties and their representatives from May 31 through late in the day on June 2, 2011.

        On the evening of June 2, Mr. Parekh contacted Mr. Ginsburg, and representatives of Qatalyst contacted BofA Merrill Lynch, to state that MediaMind was willing to re-engage with Parent based on Parent's best and final offer and proposed timing of completing diligence and the Merger Agreement by June 15. On June 3, 2011, Parent requested an agreement from MediaMind to negotiate exclusively with Parent through June 15 before re-engaging in discussions and diligence. Over the next three days the parties' representatives discussed an exclusivity agreement, and on June 6, MediaMind agreed in writing to negotiate exclusively with Parent through June 10, 2011.

        On June 3, 2011, Mr. Nguyen traveled to Tel Aviv, Israel to meet with Messrs. Trifon and Zadikario and Ms. Firon to discuss operational and technology due diligence, and Parent's strategic vision of combining the sales forces and technology-based services of both companies to address the worldwide, digital advertising market. Mr. Nguyen conducted diligence meetings with MediaMind's management in Israel on June 4, 5, and 6, returning to the United States on June 7, 2011.

        On June 4, 2011, representatives of Davis Polk provided Latham & Watkins with revisions to the mark up of the draft Merger Agreement submitted to MediaMind on May 19. Davis Polk also provide an initial draft of disclosure schedules for the Merger Agreement and a draft Tender and Voting Agreement to be signed by certain stockholders of MediaMind who beneficially own approximately 42% of the outstanding Shares. Counsel for both parties met at Davis Polk's New York office on June 7, 2011 to negotiate terms and conditions of the proposed Merger Agreement and the Tender and Voting Agreement. Latham & Watkins advised that Parent would agree to a specific performance remedy and a $40 million reverse termination fee should financing not be available even if all conditions to closing the proposed Tender Offer were met, and further that Parent would agree to a break fee of 4% of equity value with no expense reimbursement should MediaMind terminate the Merger Agreement for a superior proposal. Counsel for the parties also discussed language for various representations and warranties, and covenant provisions, contained in the draft Merger Agreement. Counsel continued to exchange drafts and negotiate final terms through the remainder of the week and the following weekend, and substantially finalized the Merger Agreement, the disclosure schedules and the Tender and Voting Agreement by June 14, 2011. Terms and conditions of the final Merger Agreement are summarized in Section 13 of this Offer to Purchase.

        During negotiations, Latham & Watkins advised Davis Polk that Parent would require Messrs. Trifon and Zadikario to enter into non-competition agreements with Parent, conditioned upon consummation of the Merger, to extend their non-competition commitments from 18 months to four years following termination of their employment for any reason. Latham & Watkins also advised that Parent would grant Messrs. Trifon and Zadikario 75,000 and 50,000 options, respectively, to purchase Parent's shares in connection with the entry into amended and restated employment agreements by Messrs. Trifon and Zadikario, in each case, conditioned on the Merger.

        From June 6 through June 14, 2011, Parent and its advisors, including representatives from Ernst & Young LLP, conducted their due diligence with continued review of documents, meetings with MediaMind management in Israel, and telephone conferences with MediaMind's representatives including its outside auditors and tax advisors. Parent engaged local Israeli counsel to assist in the diligence effort.

        On June 10, 2011, Latham & Watkins provided Davis Polk with a draft commitment letter from JP MorganChase, National Association, and its affiliates indicating that the bank was willing to fund the full amount of the financing needed to consummate the transactions contemplated by the Merger Agreement.

        On June 10, 2011, MediaMind agreed to extend exclusivity with Parent through June 15, 2011.

        On June 15, 2011, representatives of BofA Merrill Lynch advised Qatalyst of Parent's unwillingness to proceed at $23.00 per Share due to several factors including the deterioration of market conditions generally and debt financing markets specifically over the prior two weeks, and that the financing markets had also deteriorated as well, but would be willing to sign the Merger Agreement at a price of $22.00 per Share upon Parent's board of directors approval by the evening of June 16, 2011. BofA Merrill Lynch confirmed to Qatalyst that Parent would provide a fully financed Tender Offer backed by firm commitments from JP MorganChase Bank, National Association, and Bank of America, N.A. and their respective affiliates. Following that conversation, Mr. Parekh called Mr. Ginsburg to ask whether Parent would consider some price between $22.00 and $23.00 per Share, and Mr. Ginsburg declined. Qatalyst then contacted BofA Merrill Lynch to advise that MediaMind would be willing to consider a revised offer of $22.00 per Share, conditioned upon signing the Merger Agreement and delivery of the firm financing commitments no later than June 15, 2011. Latham & Watkins edited the execution copies of the proposed Merger Agreement to reflect the $22.00 per Share Tender Offer price, and during final discussions with Davis Polk agreed to a break-up fee of $18,500,000 with no expense reimbursement should MediaMind's board of directors elect to terminate the Merger Agreement in favor of a superior proposal.

        On the afternoon of June 15, 2011, Parent's board of directors met along with representatives of BofA Merrill Lynch, Goldman Sachs & Co., who was also serving as an advisor to Parent, and

Latham & Watkins. Parent's board of directors approved the Merger Agreement as well as the financing commitments offered by JP MorganChase Bank, National Association and Bank of America, N.A., in support of the transaction. Following Parent's Board meeting, Mr. Parekh advised Mr. Ginsburg that the MediaMind board of directors had also met and approved the Merger Agreement. The parties' representatives signed the Merger Agreement after the close of trading on the Nasdaq Global Select Market on June 15, 2011, and certain directors and officers of MediaMind signed the Tender and Voting Agreement. Messrs. Trifon and Zadikario signed amendments to their employment agreements with a subsidiary of MediaMind conditioned upon the closing of the Merger contemplated by the Merger Agreement, and separate non-competition agreements with Parent on the same conditions which restrictions will remain in effect until the later of the fourth anniversary of the closing of the Merger and 18 months following termination of employment.

        The parties announced the Merger Agreement by a joint press release, and conducted a joint investor call, prior to the opening of trading in the Shares on the morning of June 16, 2011.

        Neither Parent nor MediaMind have engaged in any transactions with the other in excess of one percent of MediaMind's gross revenues during 2009, 2010 or 2011. Similarly, during the same period Parent and its subsidiaries have not engaged in any transactions with any director or officer of MediaMind.

12.   Purpose of the Offer; Plans for MediaMind; Other Matters

        Purpose of the Offer.    The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, MediaMind. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of MediaMind. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

        If the Merger is completed, Parent will own 100% of the equity interests in MediaMind, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of MediaMind and entitlement to any increase in its value. Similarly, Parent would also bear the risk of any losses incurred in the operation of MediaMind and any decrease in the value of MediaMind.

        MediaMind stockholders who sell their Shares in the Offer will cease to have any equity interest in MediaMind and to participate in any future growth in MediaMind. If the Merger is completed, the current stockholders of MediaMind will no longer have an equity interest in MediaMind and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—"The Merger Agreement; Other Agreements." Similarly, the current stockholders of MediaMind will not bear the risk of any decrease in the value of MediaMind after selling their Shares in the Offer or the Merger.

        Plans for MediaMind.    Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of MediaMind, the disposition of securities of MediaMind, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MediaMind or its subsidiaries, or the sale or transfer of a material amount of assets of MediaMind or its subsidiaries. After completion of the Offer and the Merger, MediaMind will be a wholly-owned subsidiary of Parent. After completion of the Offer and the Merger, Parent expects to work with MediaMind's management to evaluate and review MediaMind and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate MediaMind into Parent's business units and market units. In addition, in connection with integrating MediaMind's and Parent's corporate structure, Parent may determine to reorganize, merge or consolidate MediaMind with one or more domestic or foreign subsidiaries of Parent. Parent and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

        After the purchase of the Shares in the Offer, Parent intends to promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer (and for so long thereafter as Parent and its subsidiaries own more than 50% of the outstanding Shares) designate for appointment or election to the board of directors of MediaMind a number of directors, rounded up to the next whole number, that is equal to the total number of directors on MediaMind's board of directors multiplied by the percentage that the Shares beneficially owned by Parent, the Purchaser and any of their respective affiliates, in the aggregate, bears to the total number of Shares then outstanding. In addition, if we purchase Shares pursuant to the Offer, MediaMind has also agreed to cause Parent's designees to serve on and constitute the same percentage of (i) each committee of MediaMind's board of directors and (ii) at Parent's request, each board of directors (or similar body) of MediaMind's subsidiaries and each committee thereof, as on MediaMind's board of directors, to the extent permitted by applicable law and the Nasdaq Marketplace Rules. After Parent's designees are elected to, and constitute a majority of, MediaMind's board of directors, but prior to the effective time of the Merger, MediaMind will also cause at least three directors who were not designated by Parent to remain as directors.

        After Parent's designees are elected to, and constitute a majority of, MediaMind's board of directors, but prior to the effective time of the Merger, the approval of a majority of the MediaMind board of directors who were not designated by Parent (in addition to the approval rights of the MediaMind board of directors or its stockholders as may be required) is required for MediaMind to (i) terminate the Merger Agreement, (ii) amend the Merger Agreement, (iii) extend the time for performance of any obligation or action under the Merger Agreement by Parent or the Purchaser, (iv) waive compliance with any of the agreements or conditions contained herein for the benefit of MediaMind or (v) authorize any other consent, action or recommendation by MediaMind or MediaMind's board of directors with respect to the Merger Agreement, the Offer or the Merger.

        Stockholder Approval.    Under the DGCL, the approval of the board of directors of the Purchaser and MediaMind is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the "short-form" merger procedure described below is available. MediaMind has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by MediaMind and the completion by MediaMind of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of MediaMind, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. MediaMind has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period, MediaMind has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement and to convene and hold such meeting. The special meeting would be held as promptly as practicable after the Purchaser accepts for payment Shares validly tendered in the Offer, and after the expiration of any Subsequent Offering Period. Parent has agreed to vote, or cause to be voted, all of the Shares then owned of record by Parent, the Purchaser or any of Parent's other subsidiaries and affiliates.

        Short-Form Merger.    Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a "Short-Form Merger"). In the event that Parent, the Purchaser and their subsidiaries and affiliates acquire in the aggregate at least 90% of the outstanding shares of each class and series of capital stock of MediaMind in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of MediaMind, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase from MediaMind a number of additional Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The Merger Agreement provides that Parent will take all actions necessary or appropriate to effect a Short-Form Merger if permitted to do so under the DGCL.

        Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning MediaMind and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

        Appraisal Rights.    Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the Shares immediately prior to the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting MediaMind stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL.

        The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

13.   The Merger Agreement; Other Agreements

  Merger Agreement

        The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—"Certain Information Concerning Parent and the Purchaser." Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

        The Offer.    The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event within 10 business days) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14—"Conditions of the Offer," the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as practicable after the Purchaser is legally permitted to do so.

        Parent and the Purchaser expressly reserved the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without MediaMind's prior written approval, the Purchaser is not permitted to (i) waive or change the Minimum Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) extend the expiration date of the Offer other than in accordance with the Merger Agreement, or (vi) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions of the Offer described in Section 14—"Conditions of the Offer" or terms of the Offer in a manner that adversely affects the MediaMind stockholders.

        The Merger Agreement provides that the Purchaser will extend the Offer:

  •
  for any period required by applicable laws or applicable rules, regulations, interpretations or positions of the SEC or the staff thereof or Nasdaq;

  •
  upon the written request of MediaMind if, on or prior to any then scheduled expiration date of the Offer, any of the conditions of the Offer (other than the Minimum Condition, the HSR Condition, the Other Required Governmental Approvals Condition and/or the No Injunctions Condition) have not been satisfied or waived, up to an aggregate of 20 business days (whether in one or more periods); and

  •
  if, on or prior to any then scheduled expiration date of the Offer, the Minimum Condition, the HSR Condition, the Other Required Governmental Approvals Condition and/or the No Injunctions Condition have not been satisfied or waived, for one or more periods until the earlier of December 16, 2011 or the satisfaction of such conditions.

        After acceptance for payment of Shares in the Offer, if Parent, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares so as to permit the Purchaser to complete the Short-Form Merger, then the Purchaser shall, if requested by MediaMind, provide a Subsequent Offering Period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. The Purchaser is required to immediately accept for payment, and promptly pay for, all Shares validly tendered in any Subsequent Offering Period.

        The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date unless the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, and in any event within two business days, irrevocably and unconditionally terminate the Offer and the Depositary will return all Shares tendered in the Offer.

        MediaMind's Board of Directors.    Subject to the terms and conditions set forth in the Merger Agreement, after the Purchaser accepts for payment Shares validly tendered in the Offer that satisfy the Minimum Condition, Parent is entitled to elect or designate a number of directors, upon written request to MediaMind, rounded up to the next whole number, to the board of directors of MediaMind that is equal to the total number of directors on MediaMind's board of directors multiplied by the percentage that the Shares beneficially owned by the Parent, the Purchaser and any of their respective affiliates, in the aggregate, bears to the total number of Shares then outstanding. MediaMind has also agreed to cause Parent's designees to serve on and constitute the same percentage rounded up to the next whole number of (i) each committee of MediaMind's board of directors and (ii) at Parent's request, each board of directors (or similar body) of MediaMind's subsidiaries and each committee thereof, as on MediaMind's board of directors, in each case, to the extent permitted by applicable law and the Nasdaq Marketplace Rules.

        After Parent's designees are elected to, and constitute a majority of, MediaMind's board of directors, but prior to the effective time of the Merger, MediaMind shall cause at least three directors who are not designees of Parent to serve as directors. We refer to these remaining directors as the "Continuing Directors."

        After Parent's designees are elected to, and constitute a majority of, MediaMind's board of directors, but prior to the effective time of the Merger, the approval of a majority of the Continuing Directors (in addition to the approval rights of the MediaMind board of directors or its stockholders as may be required) is required for MediaMind to:

  •
  terminate the Merger Agreement;

  •
  amend the Merger Agreement;

  •
  extend the time for performance of any obligation or action under the Merger Agreement by Parent or the Purchaser;

  •
  waive compliance with any of the agreements or conditions contained herein for the benefit of MediaMind; or

  •
  authorize any other consent, action or recommendation by MediaMind or MediaMind's board of directors with respect to the Merger Agreement, the Offer or the Merger or any other transaction in connection therewith.

        The Merger.    The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

  •
  the Purchaser will be merged with and into MediaMind and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

  •
  MediaMind will continue as the surviving corporation of the Merger (which we refer to as the "surviving corporation"); and

  •
  all property, rights, privileges, immunities, powers and franchises of MediaMind and the Purchaser will vest in the surviving corporation and continue unaffected by the Merger and all of their obligations, liabilities, restrictions and disabilities will become obligations, liabilities, restrictions and disabilities of the surviving corporation.

        At the effective time of the Merger, the certificate of incorporation and bylaws of the surviving corporation will be amended to be in the forms attached to the Merger Agreement.

        The obligations of Parent and the Purchaser, on the one hand, and MediaMind, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

  •
  the Merger Agreement having been adopted and the Merger approved by the requisite vote of the MediaMind's stockholders, if required by applicable law;

  •
  the Purchaser having accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer; and

  •
  no restraining order, preliminary or permanent injunction or other order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or any other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger being in effect.

The conditions to completion of the Merger may be waived in whole or in part by Parent, the Purchaser or MediaMind, as the case may be, to the extent permitted by applicable law.

        Conversion of Capital Stock.    At the effective time of the Merger, by virtue of the Merger:

  •
  each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares to be cancelled in accordance with the following bullet point, and other than Shares held by a holder who properly exercises appraisal rights with respect to the Shares) will be converted into the right to receive the Offer Price in cash, without interest;

  •
  all Shares owned by MediaMind or by Parent, the Purchaser or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange for those Shares; and

  •
  each share of the Purchaser's common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one fully paid and nonassessable share of common stock of the surviving corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of common stock of the surviving corporation.

        After the effective time of the Merger, the Shares will no longer be outstanding and cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price in cash, without interest, upon the surrender of such certificate. Prior to the effective time of the Merger, Parent or the Purchaser will deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

        Top-Up Option.    Pursuant to the Merger Agreement, MediaMind granted to the Purchaser an irrevocable Top-Up Option, for so long as the Merger Agreement has not been terminated, to purchase, at a price per share equal to the Offer Price, from MediaMind a number of additional Shares sufficient to cause the Purchaser to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the Top-Up Option. The Top-Up Option may be exercised only once and may not be exercised by the Purchaser unless following the exercise of the Top-Up Option, the Shares issued pursuant thereto, when added to the number of Shares owned by Parent, the Purchaser and their subsidiaries and affiliates at the time of such exercise, will constitute at least 90% of the Shares then outstanding (after giving effect to the Top-Up Option). The exercise price for the Top-Up Option is to be paid by the Purchaser, at its election, either (i) entirely in cash or (ii) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to MediaMind a promissory note, bearing simple interest at 3% per annum, with maturity on the first anniversary of the date of execution and delivery of such promissory note and without prepayment premium or penalty. The Top-Up Option is not exercisable unless there are sufficient authorized and unissued Shares such that, after the issuance of Shares under the Top-Up Option, the Purchaser would own at least 90% of the Shares then outstanding. The Purchaser may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

        Treatment of Options.    At the effective time of the Merger, (i) each vested and exercisable Option shall be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest thereon, equal to the excess, if any, of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option, (ii) each Option that is outstanding and not then vested and exercisable that is held by a non-employee director of MediaMind shall be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of such Option for each Share subject to such Option and (iii) each Option that is outstanding and not then vested and exercisable, other than those held by a non-employee director of MediaMind, shall be converted into an option to purchase the number of common shares of Parent equal to that number of Shares subject to such Option immediately prior to the effective time of the Merger multiplied by a rollover exchange ratio.

        Treatment of Warrants.    At the effective time of the Merger, each unexpired and unexercised warrant to purchase Shares (whether settled in cash or Shares) will be cancelled and, in exchange for such warrant, each former holder of cancelled warrants shall be entitled to receive a cash payment equal to the total number of Shares previously subject to the warrant multiplied by the amount by which the Offer Price exceeds the exercise price per share of the warrant.

        Stockholders' Meeting; Merger Without a Meeting of Stockholders.    If necessary under applicable law to consummate the Merger, MediaMind has agreed, acting through its board of directors, to:

  •
  as promptly as practicable after the Purchaser accepts for payment Shares validly tendered in the Offer, duly set a record date for, call and give notice of a special meeting of its stockholders, which we refer to as the "special meeting," for the purpose of considering and taking action upon the Merger Agreement, and convene and hold the special meeting;

  •
  file a proxy statement with the SEC and cause a definitive proxy statement for the special meeting to be printed and mailed to MediaMind's stockholders; and

  •
  use its reasonable best efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement and approval of the Merger and secure any approval of the stockholders required by applicable law to effect the Merger.

        In connection with the special meeting, MediaMind has also agreed to prepare a proxy statement with respect to the special meeting and has agreed to include in the proxy statement (i) the recommendation of MediaMind's board of directors that MediaMind stockholders vote in favor of the adoption of the Merger Agreement and the approval of the Merger, and (ii) the fairness opinion delivered to MediaMind's board of directors by Qatalyst Partners LP, financial advisor to MediaMind, together with a summary thereof. Parent will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of their subsidiaries and affiliates in favor of the adoption of the Merger Agreement and approval of the Merger.

        If Parent, the Purchaser and any of their subsidiaries and affiliates hold, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of MediaMind entitled to vote on the Merger at any time after the Purchaser accepts for payment all Shares validly tendered in the Offer and after any Subsequent Offering Period, Parent will cause the Merger to become effective as promptly as practicable without a meeting of MediaMind's stockholders pursuant to applicable law.

        Representations and Warranties.    The Merger Agreement contains representations and warranties made by MediaMind to Parent and the Purchaser and representations and warranties made by Parent and the Purchaser to MediaMind. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

        In the Merger Agreement, MediaMind has made customary representations and warranties to Parent and the Purchaser with respect to, among other things:

  •
  corporate matters related to MediaMind and its subsidiaries, such as organization, standing, power and authority;

  •
  its capitalization;

  •
  the validity of the Merger Agreement, including approval by MediaMind's board of directors;

  •
  required consents and filings, and no violations of laws, governance documents or agreements;

  •
  noncontravention;

  •
  compliance with laws and permits;

  •
  financial statements and public SEC filings;

  •
  internal controls and compliance with the Sarbanes-Oxley Act of 2002;

  •
  the absence of undisclosed liabilities;

  •
  conduct of business in all material respects in the ordinary course of business consistent with past practice and the absence of a Company Material Adverse Effect, in each case, since December 31, 2010;

  •
  employee benefit plans, ERISA matters and certain related matters;

  •
  material contracts;

  •
  litigation;

  •
  environmental matters;

  •
  intellectual property;

  •
  taxes;

  •
  insurance;

  •
  title to properties and the absence of certain liens;

  •
  leases;

  •
  antitakeover statutes;

  •
  foreign corrupt practices;

  •
  the information with respect to MediaMind included in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a stockholder meeting concerning the Merger;

  •
  the vote required for approval of the Merger Agreement and the transactions contemplated thereby;

  •
  brokers' fees and expenses; and

  •
  related party transactions.

        Some of the representations and warranties in the Merger Agreement made by MediaMind are qualified as to "materiality" or "Company Material Adverse Effect." For purposes of the Merger Agreement, a "Company Material Adverse Effect" means any change, event, development, condition, occurrence or effect that, individually or in the aggregate, has a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of MediaMind and its subsidiaries, taken as a whole. The definition of "Company Material Adverse Effect" excludes the following changes, events, developments, conditions, occurrences or effects:

  •
  any change in applicable law or GAAP;

  •
  changes in the financial or securities markets or general economic or political conditions in the United States (except to the extent that MediaMind and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which MediaMind and its subsidiaries participate);

  •
  changes or conditions generally affecting the industry in which MediaMind and its subsidiaries operate (except to the extent that MediaMind and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which MediaMind and its subsidiaries participate);

  •
  acts of war, sabotage or terrorism or natural disasters involving the United States of America;

  •
  the announcement or consummation of the transactions contemplated by the Merger Agreement;

  •
  any failure by MediaMind and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period; provided, that the facts or occurrences giving rise to such failure that are not otherwise excluded from the definition of a "Company Material Adverse Effect" may be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred;

  •
  a change in the market price of trading volume of the Shares; provided, that the facts or occurrences giving rise to such change that are not otherwise excluded from the definition of a "Company Material Adverse Effect" may be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred;

  •
  any action taken (or omitted to be taken) at the request of the other parties to the Merger Agreement; and

  •
  any action taken by MediaMind that is expressly contemplated by the Merger Agreement.

        In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to MediaMind with respect to, among other things:

  •
  corporate matters related to Parent and the Purchaser, such as organization, standing, power and authority;

  •
  the validity of the Merger Agreement, including approval by Parent's and the Purchaser's boards of directors;

  •
  required consents and filings, and no violations of laws, governance documents or agreements;

  •
  noncontravention;

  •
  the information with respect to Parent and the Purchaser included in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a stockholder meeting concerning the Merger;

  •
  brokers' fees and expenses;

  •
  litigation;

  •
  ownership of Shares by Parent and the Purchaser; and

  •
  financing matters.

        None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

        Conduct of Business of MediaMind Pending Closing.    Except as disclosed prior to execution of the Merger Agreement, or as expressly required or permitted by the terms of the Merger Agreement, unless Parent has otherwise agreed in writing, from the date of the Merger Agreement until the effective time of the Merger, MediaMind has agreed that it will, and will cause its subsidiaries to:

  •
  conduct its business in the ordinary course (including, to the extent applicable, use commercially reasonable efforts to enforce or defend any material owned intellectual property);

  •
  use commercially reasonable efforts to preserve intact its business organization and relationships with third parties;

  •
  use commercially reasonable efforts to keep available the services of the current officers and key employees of MediaMind and its subsidiaries; and

  •
  use commercially reasonable efforts to preserve the goodwill and current relationships of MediaMind and its subsidiaries with customers, suppliers and others having significant business relationships with MediaMind and its subsidiaries.

        In addition, except as disclosed prior to execution of the Merger Agreement or as expressly required or permitted by the terms of the Merger Agreement, unless Parent has otherwise agreed in writing, from the date of the Merger Agreement until the effective time of the Merger, MediaMind will not, and will not permit its subsidiaries to (unless required by applicable law), among other things and subject to certain exceptions set forth in the Merger Agreement:

  •
  amend or otherwise change its certificate of incorporation or bylaws or the comparable organizational documents of any of its subsidiaries;

  •
  amend, modify or adjust the terms of any Warrants or Options, or any contracts governing such Warrants or Options;

  •
  redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any equity interests of MediaMind, except from holders of Options or Warrants in accordance with their terms as in effect on the date of the Merger Agreement;

  •
  issue, sell, deliver, pledge, dispose of, grant, transfer, subject to any lien or encumber any shares of capital stock of MediaMind or any of its subsidiaries, or any securities convertible into, or exchangeable or exercisable for, any shares of such capital stock, or any options, calls, commitments, warrants or other rights to acquire any shares of such capital stock or such convertible or exchangeable securities, of MediaMind or any of its subsidiaries other than (i) the issuance of Shares pursuant to the exercise of the Options and Warrants outstanding on the date of the Merger Agreement in accordance with their terms as in effect on the date of the Merger Agreement and (ii) the issuance of shares upon the exercise of the Top-Up Option;

  •
  sell, pledge, mortgage, dispose of, transfer, lease, license, guarantee, subject to any lien, or encumber any of the property or assets (including any owned intellectual property) of MediaMind or any of its subsidiaries, except pursuant to existing contracts or in the ordinary course of business consistent with past practice and dispositions of immaterial tangible assets of MediaMind, including the disposition of obsolete or worn out equipment, in the ordinary course of business consistent with past practice;

  •
  declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of MediaMind or any of its subsidiaries (other than dividends paid by a wholly-owned subsidiary of MediaMind to MediaMind or another wholly-owned subsidiary of MediaMind) or enter into any agreement with respect to the voting or registration of MediaMind's capital stock;

  •
  reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests of MediaMind or any other securities or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

  •
  merge or consolidate MediaMind or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of MediaMind or any of its subsidiaries;

  •
  directly or indirectly acquire (including by merger, consolidation or acquisition of stock or assets) in one transaction or any series of related transactions any equity interest in any entity or any business or division of any entity or all or substantially all of the assets of any entity (or business or division thereof), other than acquisitions of assets for consideration that is individually not in excess of $1,000,000, or in the aggregate not in excess of $2,000,000;

  •
  incur or assume any long-term or short-term indebtedness for borrowed money or issue any debt securities, guarantee (whether directly, contingently or otherwise), the obligations of any person (other than a wholly-owned subsidiary of MediaMind) for borrowed money or cancel any indebtedness or waive or assign any claims or rights of substantial value, except short-term indebtedness for trade payables incurred in the ordinary course of business consistent with past practice;

  •
  make any loans, advances (except for advances for expenses in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any person other than wholly owned subsidiaries of MediaMind;

  •
  terminate, cancel, renew, transfer, assign, license, encumber or agree to any material change in or waiver under any "material contract" (as defined in the Merger Agreement), or enter into or materially amend any contract that, if existing on the date hereof, would be a "material contract", in each case, other than in the ordinary course of business consistent with past practice;

  •
  incur any capital expenditures in excess of $2,000,000 in the aggregate;

  •
  except to the extent required by applicable law, the terms of any company benefit plan or contractual commitments or corporate policies with respect to severance or termination:

  •
  increase the compensation or benefits payable or to become payable to any directors, officers, employees or other service providers of MediaMind or any of its subsidiaries (except for increases in the ordinary course of business consistent with past practice made to non-management-level employees of MediaMind or any of its subsidiaries);

    •
    grant any rights to severance or termination pay to, or enter into or amend any employment, severance, change in control or retention agreement with, directors, officers or employees of MediaMind or any of its subsidiaries;

    •
    establish, adopt, enter into, amend or terminate any collective bargaining or other labor agreement or company benefit plan;

    •
    accelerate the time of payment or vesting of compensation or benefits under any company benefit plan; or

    •
    hire additional officers (other than any such hire to replace an officer whose employment is terminated).

  •
  accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the date when the same would have been collected in the ordinary course of business consistent with past practice;

  •
  make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP, Regulation S-X under the Exchange Act or by a governmental entity;

  •
  make, change or revoke any material tax election, amend any material tax return, adopt or change any accounting method in respect of a material amount of taxes, enter into any material agreement in respect of taxes (including an advance pricing agreement), settle or compromise any material tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, or surrender any right to claim a material tax refund;

  •
  enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any trade union or representative body;

  •
  amend any employment agreements or terminate certain employees, other than termination of any such employee for cause or if the board of directors of MediaMind determines, after consultation with outside legal counsel, that failure to terminate such employee would be inconsistent with the directors' exercise of their fiduciary duties under applicable law;

  •
  settle or compromise any material claim relating to infringement or misappropriation of any material Intellectual Property; or

  •
  authorize or enter into any contract or otherwise make any commitment to do any of the things described in the preceding bullet points.

        Access to Information; Confidentiality.    From the date of the Merger Agreement until the effective time of the Merger and subject to applicable law, MediaMind will, and will cause its subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, whom we refer to collectively as "representatives," to give us and our representatives reasonable access, upon reasonable notice, during normal business hours to MediaMind's offices, properties, systems, personnel, officers, employees, agents, books, records and contracts (including tax returns) and furnish to Parent and its representatives such financial and operating data and other information, including any analysis, projections and plans, as we may reasonably request. Parent has agreed to comply with the terms of the Confidentiality Agreement dated April 16, 2011 with respect to the information disclosed after the date of the Merger Agreement.

        No Solicitation of Transactions.    From the date of Merger Agreement until completion of the Merger or, if earlier, the termination of the Merger Agreement, MediaMind will not and will cause its subsidiaries and its and their respective representatives not to, directly or indirectly:

  •
  solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below);

  •
  enter into or participate in any discussions or negotiations with, furnish any information relating to MediaMind or any of its subsidiaries or afford access to the business, properties, assets, books or records of MediaMind or any of its subsidiaries to any third party with respect to inquiries regarding, or the making of, an Acquisition Proposal;

  •
  withdraw or modify in a manner adverse to Parent, the Company Board Recommendation;

  •
  approve, adopt or recommend any Acquisition Proposal;

  •
  make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer;

  •
  exempt any person from the restrictions contained in any state takeover or similar Laws, including Section 203 of the DGCL;

  •
  grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of MediaMind or any of its subsidiaries; or

  •
  enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement in accordance with the terms of the Merger Agreement).

        Any of the actions described in the third through sixth bullet points in the immediately preceding sentence is referred to in the Merger Agreement as an "Adverse Recommendation Change." MediaMind agreed that it will immediately cease and cause to be terminated any activities, discussions or negotiations with any persons conducted prior to the execution of the Merger Agreement by MediaMind, MediaMind's subsidiaries or any of their respective representatives with respect to an Acquisition Proposal and cause to be returned or destroyed all confidential information provided by or on behalf of MediaMind or any of its subsidiaries to such person.

        Notwithstanding the restrictions described above, at any time before the acceptance of Shares for payment in the Offer, MediaMind may, subject to compliance with the provisions described in the immediately succeeding paragraph, furnish non-public information with respect to MediaMind and its subsidiaries to any third party that has submitted an unsolicited bona fide written Acquisition Proposal, and participate in discussions or negotiations with the person making such Acquisition Proposal regarding the Acquisition Proposal, if:

  •
  MediaMind has not breached MediaMind's obligations under the no solicitation provisions of the Merger Agreement;

  •
  MediaMind has received a unsolicited bona fide written Acquisition Proposal that (i) constitutes a Superior Proposal (as defined below) or (ii) MediaMind's board of directors determines in good faith could reasonably be expected to result in a Superior Proposal; and

  •
  MediaMind's board of directors determines in good faith, after consultation with outside legal counsel that the failure of the board of directors to take such action would be inconsistent with the directors' exercise of their fiduciary duties under Applicable Law.

        In addition, MediaMind has agreed to promptly, and in any event within 24 hours, notify Parent that MediaMind or its subsidiaries or any of their respective representatives has received an Acquisition Proposal or request for non-public information relating to MediaMind or its subsidiaries. Such notification will include the material terms and conditions of any such Acquisition Proposal. MediaMind is required to keep Parent reasonably informed as to the status of any Acquisition Proposal, indication, request or inquiry.

        The Merger Agreement does not prohibit MediaMind's board of directors from issuing a "stop-look-and listen communication" pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its stockholders a position as required by Rule 14d-9 under the Exchange Act.

        MediaMind Board Recommendation.    Subject to the provisions described below, MediaMind's board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger. This is referred to as the "Company Board Recommendation." MediaMind's board of directors also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to include the Company Board Recommendation in this Offer to Purchase and related Offer documents. The Merger Agreement provides that MediaMind's board of directors will not effect an Adverse Recommendation Change except as described below.

        MediaMind's board of directors may effect an Adverse Recommendation Change with respect to a Superior Proposal, or terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, if:

  •
  MediaMind has received an Acquisition Proposal that the MediaMind board of directors concludes in good faith, after consultation with outside counsel, constitutes a Superior Proposal;

  •
  MediaMind has not breached the no solicitation provisions of the Merger Agreement;

  •
  at least five calendar days prior to such action, MediaMind has provided Parent a written notice of its intention to take such action. Such notice from MediaMind's board of directors will specify the material terms and conditions (including price) of any such Superior Proposal (including the identity of the person or group of persons making the Superior Proposal) and include a copy of the relevant proposed acquisition agreement; and

  •
  in the event MediaMind desires to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, MediaMind has paid the Termination Fee (as defined below) concurrently with the termination.

        For purposes of this Offer to Purchase and the Merger Agreement:

  •
  "Acquisition Proposal" means any third party offer or proposal relating to:

  •
  any acquisition, purchase or lease, directly or indirectly, of (A) 15% or more of the consolidated assets of MediaMind, (B) assets of MediaMind and/or any of its subsidiaries that represent, individually or in the aggregate, 15% or more of the consolidated net income or revenues of MediaMind for the then most recently completed four quarter period or (C) 15% or more of any class of equity or voting securities of MediaMind or any of its subsidiaries whose assets (or whose net income or net revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represent) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of MediaMind;

  •
  any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of MediaMind or any of its subsidiaries whose assets (or whose net income or net revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represent) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of MediaMind; or

  •
  a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving MediaMind or any of its subsidiaries whose assets (or whose net income or net revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represent) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of MediaMind.

  •
  "Superior Proposal" means a bona fide, unsolicited written Acquisition Proposal (except that, for the purposes of this definition, references to "15%" in the definition of Acquisition Proposal shall be deemed replaced with references to "80%") on terms that the board of directors determines in good faith by a majority vote, after considering the advice of a financial advisor and outside legal counsel (with respect to matters of a legal nature), and taking into account all relevant factors, (i) if accepted, is reasonably likely to be consummated on the terms proposed, and (ii) if consummated, would result in a transaction more favorable, from a financial point of view to MediaMind's stockholders than the Merger Agreement.

        Appropriate Action; Consents; Filings.    Each of MediaMind and Parent has agreed to use its reasonable best efforts to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental entity or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and (iii) as promptly as reasonably practicable, and in any event within 10 business days after the date of the Merger Agreement, making all necessary filings and submissions, and paying any related fees, with respect to the Merger Agreement, the Offer and the Merger required under the HSR Act.

        MediaMind and Parent shall use reasonable best efforts to coordinate and cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the Offer, the Merger or the consummation of the transactions contemplated by the Merger Agreement and (ii) in timely taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

        The Purchaser, Parent and MediaMind will promptly notify the others of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer or the Merger, keep each other informed as to the status of such request, inquiry, investigation, action or legal proceeding, and promptly inform the others of any communication with any governmental entity regarding the Offer or the Merger.

        Parent will offer to take (and if such offer is accepted, commit to take) with respect to itself and MediaMind all actions reasonably necessary to avoid or eliminate impediments under any antitrust, competition, or trade regulation law that may be asserted by the FTC (as defined below), the DOJ (as defined below), any state attorney general or any other governmental entity with respect to the Merger unless such actions would have a materially adverse impact on the benefits that Parent expects to receive in connection with the transactions contemplated by the Merger Agreement. Additionally, Parent will not be obligated to hold separate or to divest any of the material businesses, services or properties or assets of either Parent, on the one hand, or MediaMind and its subsidiaries, on the other hand.

        Public Announcements.    Parent and MediaMind shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement and shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party. Notwithstanding the foregoing, Parent and MediaMind shall be able to issue a public statement or press release as may be required by applicable law or any listing agreement with or rule or regulation of any national securities exchange or association or regulatory or governmental body to which it is subject.

        Employee Benefits.    During the one-year period following the consummation of the Merger, Parent has agreed to provide each individual who is employed by MediaMind or its subsidiaries as of the consummation of the Merger compensation and benefits (excluding the value of any severance benefits and excluding any rights to receive equity compensation) that are substantially comparable in the aggregate to the compensation and benefits provided to the individual immediately prior to the consummation of the Merger. Parent has also agreed to recognize all service of employees of MediaMind or its subsidiaries for eligibility to participate, vesting and benefit accrual purposes in any Parent benefit plan in which such employees may be eligible to participate after consummation of the Merger. In addition, during the one-year period following the consummation of the Merger, Parent has agreed to provide to each employee of MediaMind or its subsidiaries who, as of the consummation of the Merger, (i) holds the title of Vice President or higher, six months of notice prior to terminating the employee's employment without cause or, at Parent's election and in lieu of such notice, payment of base salary and cash incentive compensation for the six-month period and (ii) holds a title that is below Vice President, two months of the employee's base salary for each full or partial year of service with MediaMind, Parent or their affiliates, up to a maximum of twelve months, if the employee is terminated without cause.

        Before the consummation of the Offer, MediaMind (acting through the compensation committee of its board of directors) has agreed to take all steps reasonably necessary to cause each agreement, arrangement or understanding entered into by MediaMind or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe-harbor under Rule 14d-10(d) under the Exchange Act.

        Indemnification of MediaMind Directors and Officers.    For a period of six years after the completion of the Merger, the surviving corporation is required to indemnify and hold harmless all past and present directors and officers of MediaMind, whom we refer to as "indemnified persons," to the same extent such indemnified persons were indemnified by MediaMind as of the date of the Merger Agreement, in respect of acts or omissions of such indemnified persons in their capacity as directors or officers of MediaMind or its subsidiaries occurring at or prior to the completion of the Merger.

        The surviving corporation is also required to advance expenses (including reasonable legal fees) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to which the indemnified persons are indemnified in accordance with the procedures set forth in MediaMind's certificate of incorporation or bylaws; provided, that any indemnified person to whom expenses are advanced undertakes to repay such advanced expenses if it is ultimately determined that such indemnified person is not entitled to indemnification.

        For a period of six years after the completion of the Merger, the certificate of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of officers, directors and employees for periods at or prior to the completion of the Merger than are currently set forth in MediaMind's certificate of incorporation and bylaws.

        For six years after the completion of the Merger, subject to certain limitations, the surviving corporation is required to maintain for the benefit of MediaMind's directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the completion of the Merger that is substantially equivalent to, and no less favorable in the aggregate than, MediaMind's existing policy. The surviving corporation may satisfy this obligation by obtaining prepaid insurance policies that provide coverage for an aggregate of six years.

        State Takeover Laws.    If any "control share acquisition," "fair price," "business combination," "moratorium" or other antitakeover or similar law or regulation is or shall become applicable to the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option) or the Tender and Voting Agreement, each of MediaMind, Parent and the Purchaser and the respective members of their boards of directors shall, to the extent permitted by applicable law, take all necessary actions so that the transactions contemplated by the Merger Agreement or the Tender and Voting Agreement may be consummated as promptly as practicable on the terms contemplated therein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

        Termination.    The Merger Agreement may be terminated:

  •
  by mutual written consent of Parent and MediaMind, by action of their respective boards of directors, at any time prior to the Expiration Date;

  •
  by either Parent or MediaMind (which we refer to as "mutual termination rights"):

  •
  if the Offer (as it may have been or is required to be extended pursuant to the terms of the Merger Agreement) expires as a result of the non-satisfaction of any condition to the Offer (see Section 14—"Conditions of the Offer") without any Shares being purchased thereunder. This right to terminate the Merger Agreement is not available to any party whose material breach of the Merger Agreement has been the cause or resulted in the non-satisfaction of any condition to the Offer without any Shares being purchased thereunder;

  •
  if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the acceptance for payment of, or payment for, Shares in the Offer, the acceptance for payment of, or payment for, Shares in the Offer or (ii) prior to the consummation of the Merger, the Merger, and such order, decree, ruling or other action has become final and nonappealable (provided the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable, any such order, decree, ruling or other action); or

  •
  if the Purchaser shall not have accepted all validly tendered Shares in the Offer before December 16, 2011. This right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has resulted in the failure of the Offer to be consummated;

  •
  by Parent at any time prior to the acceptance for payment of Shares in the Offer (which we refer to as "Parent termination rights"):

  •
  if MediaMind fails to include the Company Board Recommendation in the Schedule 14D-9;

  •
  if an Adverse Recommendation Change shall have occurred; or

  •
  if: (i) there is a breach of or inaccuracy in any representation or warranty of MediaMind contained in the Merger Agreement or a breach of any covenant of MediaMind contained in the Merger Agreement, and as a result, the condition to the Offer relating to MediaMind's representatives and warranties is not or would reasonably likely not be satisfied, (ii) Parent has delivered to MediaMind written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of being cured or at least 30 days have elapsed since the delivery of such written notice to MediaMind and such inaccuracy or breach has not been cured; provided, however, that Parent is not permitted to terminate the Merger Agreement pursuant to this provision if: (A) any material covenant of Parent or the Purchaser contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured; or (B) there is a material breach of or inaccuracy in any representation or warranty of Parent or the Purchaser contained in the Merger Agreement that has not then been cured;

  •
  by MediaMind at any time prior to the acceptance for payment of Shares (which we refer to as the "MediaMind termination right"):

  •
  if MediaMind's board of directors determines to accept a Superior Proposal, but only if: (i) MediaMind has complied in all respects with the no solicitation provisions of the Merger Agreement with respect to the Superior Proposal or any Acquisition Proposal that was a precursor to the Superior Proposal; and (ii) simultaneously with the termination of the Merger Agreement, pays the Termination Fee to Parent;

  •
  if (i) there is a breach of or inaccuracy in any representation or warranty of Parent or the Purchaser contained in the Merger Agreement or breach of any covenant of Parent or the Purchaser contained in the Merger Agreement that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon Parent's or the Purchaser's ability to complete the Offer or the Merger, (ii) MediaMind has delivered to Parent written notice of such inaccuracy or breach, and (iii) either such inaccuracy or breach is not capable of being cured or at least 30 days have elapsed since the delivery of such written notice to Parent and such uncured inaccuracy or breach has not been cured; provided, however, that MediaMind is not be permitted to terminate the Merger Agreement pursuant to this provision if: (A) any material covenant of MediaMind contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured; or (B) there is a material breach of or inaccuracy in any representation or warranty of MediaMind contained in the Merger Agreement that has not been cured; or

  •
  all conditions to the purchase of Shares pursuant to the Offer have been satisfied or waived (other than those conditions that, by their nature, cannot be satisfied until the Expiration Date, but which conditions would be satisfied if the Expiration Date were the date of such termination) on or prior to the date of such termination and Parent and the Purchaser fail to accept for payment or pay for any Shares within four calendar days of delivery of written notice of such failure to Parent.

        Effect of Termination.    If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, the Purchaser or MediaMind or their respective subsidiaries, officers or directors. No party is relieved of any liability or damages for a willful and material breach of the Merger Agreement.

        MediaMind has agreed to pay Parent a termination fee of $18,500,000 in cash (the "Termination Fee") if:

  •
  Parent terminates the Merger Agreement pursuant to the Parent termination right set forth in the first or second bullet point under the definition of "Parent termination right"; or

  •
  MediaMind terminates the Merger Agreement pursuant to the MediaMind termination right set forth in the first bullet point under the definition of "MediaMind termination right".

        MediaMind is also required to pay the Termination Fee if:

  •
  Parent or MediaMind terminates the Merger Agreement pursuant to the mutual termination right set forth in the first or third bullet point under the definition of "mutual termination right";

  and:

  •
  prior to the termination of the Merger Agreement, all conditions to the Offer, other than the Minimum Condition have been satisfied or waived;

  •
  the Merger Agreement was terminated at a time when an Acquisition Proposal (with 50% being substituted for references to 15% in the definition thereof) had been made and not withdrawn; and

  •
  an agreement concerning such Acquisition Proposal is entered into within 9 months after the termination of the Merger Agreement.

        The Termination Fee is required to be paid by wire transfer of immediately available funds to an account designated in writing by Parent. MediaMind is not obligated to pay the Termination Fee on more than one occasion.

        Parent has agreed to pay MediaMind a reverse termination fee of $40,000,000 in cash (the "Reverse Termination Fee") if:

  •
  MediaMind terminates the Merger Agreement pursuant to the MediaMind termination right set forth in the second or third bullet point under the definition of "MediaMind termination right".

        The parties acknowledged that the agreements contained in the provisions regarding the Termination Fee and Reverse Termination Fee, are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, the parties would not have entered into the Merger Agreement. If MediaMind fails to pay the Termination Fee when due, MediaMind is required to pay Parent and the Purchaser their costs and expenses in connection with the collection under and enforcement of this provision, together with interest on the amount due at the publicly announced prime rate of Citibank, N.A. from the date such payment was required to be made. If Parent fails to pay the Reverse Termination Fee when due, Parent is required to pay MediaMind its costs and expenses in connection with the collection under and enforcement of this provision, together with interest on the amount due at the publicly announced prime rate of Citibank, N.A. from the date such payment was required to be made.

        Fees and Expenses.    Except as set forth above, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

  Tender and Voting Agreement

        In connection with the Merger Agreement, certain stockholders entered into a Tender and Voting Agreement, dated as of June 15, 2011, with Parent, which we refer to as the "Tender Agreement." The following summary of certain provisions of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement itself, which is incorporated herein by reference. We have filed a copy of the Tender Agreement as an exhibit to the Schedule TO. Stockholders and other interested parties should read the Tender Agreement in its entirety for a more complete description of the provisions summarized below.

        Each of Insight Venture Partners IV, L.P., Insight Venture Partners (Cayman) IV, L.P., Insight Venture Partners IV (Co-Investors), L.P., Insight Venture Partners IV (Fund B), L.P., Insight Venture Management, L.L.C., Sycamore Technologies Ventures L.P., BRM Group Ltd., D Partners II (Cayman) LP, Gal Trifon, Cubit Investments Ltd., Guy Gamzu, OZ Internet Technologies, L.L.P., Ofer

Zadikario, and Sarit Firon (the "Tender Agreement Stockholders") has agreed to tender, or cause to be tendered in the Offer any Shares it holds or acquires after the commencement of the Offer, free and clear of all liens or other encumbrances, promptly following the commencement of the Offer, and in any event no later than 10 days following the commencement of the Offer. Each of the Tender Agreement Stockholders has also agreed not to withdraw its Shares once tendered, or cause its Shares to be withdrawn, from the Offer at any time. If the Offer is terminated or withdrawn by the Parent, or the Merger Agreement is terminated prior to the completion of the Offer, Parent is required to promptly return, and shall cause the Depositary to return, all tendered Shares to the registered holders of the Shares tendered in the Offer. Each of the Tender Agreement Stockholders has agreed not to exercise any appraisal rights with respect to any Shares which may arise with respect to the Merger.

        Each of the Tender Agreement Stockholders agrees to vote all Shares beneficially owned by such Tender Agreement Stockholder, in connection with any meeting of MediaMind's stockholders or any action by written consent in lieu of a meeting of stockholders:

  •
  in favor of the adoption of the Merger and the other transactions contemplated by the Merger Agreement and any related matter that must be approved by the stockholders of MediaMind in order for the transactions contemplated by the Merger Agreement to be consummated; and/or

  •
  against the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of MediaMind or any other extraordinary transaction involving MediaMind, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter in furtherance of any of the foregoing matters.

        Parent and each of the Tender Agreement Stockholders shall execute and deliver any additional documents and instruments and use it reasonable best efforts to take such further actions and to do all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effect the transactions contemplated by the Tender Agreement.

        During the term of the Tender Agreement, except as otherwise provided therein, none of the Tender Agreement Stockholders will:

  •
  transfer, assign, sell (including short sales), pledge, encumber, pledge or otherwise dispose of any or all of such Tender Agreement Stockholder's Shares Options or Warrants, or seek or solicit any of the forgoing;

  •
  enter into an agreement or commitment, whether or not in writing, providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of any or all of such Tender Agreement Stockholder's Shares Options or Warrants or any interest therein;

  •
  grant any proxy or power-of-attorney with respect to any of such Tender Agreement Stockholder's Shares Options or Warrants; or

  •
  deposit any of such Tender Agreement Stockholder's Shares into a voting trust, or grant any proxy or enter into a voting agreement or arrangement with respect to any of such Tender Agreement Stockholder's Shares Options or Warrants.

        Additionally, each of the Tender Agreement Stockholders has agreed that it will not, and will not authorize or permit any of its representatives to, directly or indirectly, take any action with respect to any Acquisition Proposal that MediaMind is prohibited from taking under the Merger Agreement; provided that, in the event MediaMind takes permissible action under the Merger Agreement, then each Tender Agreement Stockholder will be entitled to participate in all actions that MediaMind is or would be entitled to take so long as such actions are taken in compliance with the restrictions set forth in the Merger Agreement.

        Notwithstanding the no solicitation provisions described above, the Tender Agreement does not limit the rights of any of the Tender Agreement Stockholders, or any designee of the Tender Agreement Stockholders, who is an officer or director of MediaMind from acting in such capacity as an officer or director or voting in such person's sole discretion on any matter.

        The Tender Agreement, and all rights and obligations of the Parent and the Tender Agreement Stockholders will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; (ii) the effective time of the Merger and (iii) the date of any amendment or change to the Offer or the Merger Agreement, without the consent of the Tender Agreement Stockholders, that materially and adversely affects such Tender Agreement Stockholders or otherwise violates the Merger Agreement.

  Compensation Arrangements with MediaMind Executive Officers and Key Employees

        Pursuant to the terms of the Merger Agreement, during the one-year period following the consummation of the Merger, Parent has agreed to provide each individual who is employed by MediaMind or its subsidiaries as of the consummation of the Merger compensation and benefits (excluding the value of any severance benefits and excluding any rights to receive equity compensation) that are substantially comparable in the aggregate to the compensation and benefits provided to the individual immediately prior to the consummation of the Merger. Parent has also agreed to recognize all service of employees of MediaMind or its subsidiaries for eligibility to participate; vesting and benefit accrual purposes in any Parent benefit plan in which such employees may be eligible to participate after consummation of the Merger.

        Messrs. Trifon and Zadikario have entered into amended and restated employment agreements with MediaMind Technologies, Ltd., a subsidiary of MediaMind, that will become effective, if at all, upon the consummation of the Merger. These amended and restated employment agreements are substantially similar to the executives' current employment agreements, except that the amended and restated employment agreements provide for increased base salaries as follows: (i) Mr. Trifon's monthly base salary would be increased from 86,350 NIS (approximately $25,241, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) to a monthly base salary of 93,402 NIS (approximately $27,303, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) and (ii) Mr. Zadikario's monthly base salary would be increased from 66,000 NIS (approximately $19,293, as converted based on the spot exchange rate of 3.4210 on June 22, 2011) to a monthly base salary of 70,759 NIS (approximately $20,684, as converted based on the spot exchange rate of 3.4210 on June 22, 2011). In addition, the amended and restated employment agreements entitle Messrs. Trifon and Zadikario, as soon as reasonably practicable following consummation of the Merger, to receive grants of options to purchase shares of Parent's common stock, at exercise prices equal to the fair market value of Parent's common stock on the grant date, in the following amounts: for Mr. Trifon, 75,000 shares and for Mr. Zadikario 50,000 shares.

        Messrs. Trifon and Zadikario have also entered into non-competition agreements with Parent. The non-competition agreements provide for a restrictive period that generally begins on the closing date of the Merger and ends on the later to occur of the fourth anniversary of the closing date of the Merger and 18 months following a termination of the executive's employment with MediaMind, Parent or their affiliates. During the restrictive period, the agreements prohibit Messrs. Trifon and Zadikario from (i) engaging in certain activities in competition with MediaMind, Parent or their affiliates, (ii) soliciting for hire or hiring employees of MediaMind, Parent or their affiliates and (iii) soliciting the business of, or any investment from, the customers of MediaMind, Parent or any of their affiliates.

        Before the consummation of the Merger, MediaMind (acting through the compensation committee of its board of directors) has agreed to take all steps reasonably necessary to cause each agreement, arrangement or understanding entered into by MediaMind or its subsidiaries on or after the date of the

Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe-harbor under Rule 14d-10(d) under the Exchange Act.

  Confidentiality Agreement

        The following summary of certain provisions of the confidentiality agreement is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO. Stockholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

        Parent and MediaMind entered into a mutual confidentiality agreement, dated April 16, 2011, in connection with Parent's evaluation of the potential business combination that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, each party agreed to keep confidential all non-public information furnished by the disclosing party to the receiving party or its representatives, along with all analyses or documents prepared by the receiving party or its representatives based upon such confidential information (which we refer to collectively as the "confidential information"). The receiving party also agreed that the confidential information of the disclosing party would be used solely for the purpose of evaluating the potential business combination that resulted in the Offer. If requested by the disclosing party, the receiving party and its representatives are required to return or destroy the written, electronic or other tangible confidential information of the disclosing party.

        The confidentiality agreement includes a standstill provision. Pursuant to the standstill provision, each party agreed that, among other things and for a period of one year, it and its affiliates would not, without the other party's prior written consent, (i) acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any securities or assets of the other party, (ii) enter, agree to enter, propose, seek or offer to enter, into a facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the other party or any of its subsidiaries, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the other party, (iv) form, join or participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the other party, (v) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the stockholders of the other party, (vi) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the other party, (vii) disclose any intention, plan or arrangement prohibited by or inconsistent with the foregoing, or (viii) enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing.

14.   Conditions of the Offer

        Notwithstanding any other provisions of the Offer and in addition to the Purchaser's rights and obligations to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any validly tendered Shares, and may delay the acceptance for payment of or, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if:

  •
  the Minimum Condition has not been satisfied at the Expiration Date;

  •
  any applicable waiting period (and any extensions thereof) under the HSR Act applicable to the transactions contemplated by the Merger Agreement has not expired or terminated at or prior to the Expiration Date;

  •
  any other required governmental approvals or consents have not been obtained and any waiting periods (or extensions thereof) or mandated filings have not lapsed or not been made either unconditionally or on terms reasonably satisfactory to Parent;

  •
  there are any statutes, rules, decrees, regulations, judgments, orders or injunctions enacted, entered, enforced, promulgated or which are deemed applicable to the Offer, the Merger or any other transaction contemplated by the Merger Agreement pursuant to an authoritative interpretation by or on behalf of a governmental entity and no other action taken by any governmental entity, which in any such case restrains or prohibits the making or consummation of the Offer or the Merger or the performance of the other transactions contemplated by the Merger Agreement;

  •
  the representations and warranties of MediaMind contained in Section 5.02 (Corporate Authorization), Section 5.05 (Capitalization) (other than the last sentence of clause (a)), Section 5.10(a) (Absence of Certain Changes), Section 5.20 (Finder's Fees), Section 5.21 (Opinion of Financial Advisor) and Section 5.22 (Antitakeover Statutes) of the Merger Agreement shall not be true and correct in all material respects, in each case both when made and at and as of the time that the Purchaser accepts for payment or pays for any Shares, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) all other representations and warranties of MediaMind contained in the Merger Agreement or in any certificate or other writing delivered by MediaMind pursuant thereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein other than the qualifications contained in Sections 5.15(a) (first sentence) (Intellectual Property), 5.17(a) (first sentence) (Employee Benefit Plans) and 5.19 (first sentence, in respect of the definition of "Material Contract") (Material Contracts)) shall not be true and correct both when made and at and as of the time that the Purchaser accepts for payment or pays for any Shares as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have a Company Material Adverse Effect (for purposes of clause (i) above solely with respect to the representation and warranty of MediaMind contained in the second sentence of Section 5.05 (Capitalization) of the Merger Agreement, Parent, the Purchaser and MediaMind agree that such representation and warranty shall be true and correct in all material respects to the extent that the sum of the number of Shares and the number of Shares issuable pursuant to the exercise of Options and Warrants (such sum, the "Outstanding Capital"), as certified by an executive officer of MediaMind, is no more than 0.5% greater than Outstanding Capital as of the close of business on June 13, 2011);

  •
  MediaMind shall have breached or failed, in any material respect, to perform or to comply with any of its obligations under the Merger Agreement on or prior to the time that the Purchaser accepts for payment or pays for any Shares, and such breach or failure shall not have been cured;

  •
  a Company Material Adverse Effect has occurred since the date of the Merger Agreement;

  •
  MediaMind shall have failed to deliver to Parent a certificate signed by an executive officer of MediaMind, dated as of the Expiration Date, to the effect that the conditions set forth in the fifth, sixth and seventh bullet points above have not occurred; or

  •
  the Merger Agreement shall have been terminated in accordance with its terms.

        We do not currently expect that there will be any of the required governmental approvals or consents described in the third bullet above. The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions, and, other than the Minimum Condition, may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer and in their sole discretion, in each case subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC. Other than the Minimum Condition, any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.   Certain Legal Matters

        Except as described in this Section 15—"Certain Legal Matters," based on information provided by MediaMind, none of MediaMind, the Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of MediaMind that might be adversely affected by the Purchaser's acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to MediaMind's business or that certain parts of MediaMind's business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—"Conditions of the Offer."

        Business Combination Statutes.    MediaMind is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the "Business Combination Provisions"), which imposes certain restrictions upon business combinations involving MediaMind. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a "business combination" (which is defined to include a variety of transactions, including mergers) with an "interested stockholder" for a period of three years following the time such person became an interested stockholder unless:

  •
  prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        For purposes of the Business Combination Provisions, the term "interested stockholder" generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

        A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

        Neither MediaMind's certificate of incorporation nor bylaws excludes MediaMind from the coverage of the Business Combination Provisions. Upon consummation of the Offer, Parent and the Purchaser could collectively be deemed to be an "interested stockholder" for purposes of the Business Combination Provisions and, absent prior approvals by MediaMind's board of directors, the Business Combination Provisions could prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, MediaMind's board of directors approved the commencement of the Offer and the execution of the Merger Agreement. Accordingly, Parent and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

        A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods,  Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

        We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

  Antitrust Matters

        The United States.    The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

        On June 20, 2011, Parent filed a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the DOJ and the FTC. MediaMind also filed a similar Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with Offer and the Merger with the DOJ and the FTC on June 20, 2011. The filings will be subject to a 15-day initial waiting period, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m., New York City time, on July 5, 2011, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or MediaMind. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Parent and MediaMind with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—"Conditions of the Offer."

        The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser's acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—"Conditions of the Offer" for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

        As used in this Offer to Purchase, "Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

16.   Fees and Expenses

        Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated has acted as financial advisor to Parent in connection with this transaction and is acting as Dealer Manager in connection with the Offer. Parent has agreed to pay Merrill Lynch, Pierce, Fenner & Smith Incorporated customary fees for such services. The Purchaser and Parent have also agreed to reimburse Merrill Lynch, Pierce, Fenner & Smith Incorporated for its expenses, including fees, disbursements and other charges of its legal counsel and to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated, its affiliates, its and their respective directors, officers, employees and agents and each other person controlling Merrill Lynch, Pierce, Fenner & Smith Incorporated or any of its affiliates against specified liabilities. In the ordinary course of business, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Parent and MediaMind, and, accordingly, may at any time hold long or short positions in such securities.

        The Purchaser has retained American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

        The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

        We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.   Legal Proceedings

        As of the date of this Offer to Purchase, neither the Purchaser or Parent is aware of any material pending legal proceeding relating to the Offer or the Merger.

18.   Miscellaneous

        We are making the Offer to all holders of Shares other than MediaMind. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, MediaMind has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—"Certain Information Concerning MediaMind" and Section 9—"Certain Information Concerning Parent and the Purchaser."

DG Acquisition Corp. VII

June 24, 2011

 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
PARENT AND THE PURCHASER

        The names of the directors and executive officers of Parent and the Purchaser and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years and is a citizen of the United States. The business address of each of the directors and executive officers of Parent is c/o DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700 Irving, Texas 75039. The business address of each of the directors and executive officers of the Purchaser is c/o DG Acquisition Corp. VII, 750 West John Carpenter Freeway, Suite 700 Irving, Texas 75039.

DG FastChannel, Inc.

Name	Age	Position
Scott K. Ginsburg	58	Chief Executive Officer and Chairman of the Board
Neil H. Nguyen	37	President and Chief Operating Officer and Director
Omar A. Choucair	49	Chief Financial Officer and Director
William Donner	58	Director
Lisa C. Gallagher	54	Director
Kevin C. Howe	62	Director
David M. Kantor	54	Director
Anthony J. LeVecchio	64	Director
John R. Harris	62	Director
Jeffrey A. Rich	50	Director

        Scott K. Ginsburg joined Parent in December 1998 as Chairman of the Board and assumed the additional role of Chief Executive Officer in November 2003. In 1988, Mr. Ginsburg established Evergreen Media Corporation, and served as Chairman of the Board and Chief Executive Officer. In 1997, Evergreen Media Corporation merged with Chancellor Broadcasting to form Chancellor Media Corporation, which became AMFM, Inc. Mr. Ginsburg served as Chancellor's Chief Executive Officer and a Director. Mr. Ginsburg earned a B.A. from George Washington University in 1974 and a J.D. from Georgetown University Law Center in 1978.

        Neil H. Nguyen joined Parent as Executive Vice President of Sales and Operations in March 2005. In 2009 he was promoted to President and Chief Operating Officer. In December 2009, he was appointed as a member of the Board of Directors. Prior to joining Parent, from 1998 to 2002, Mr. Nguyen served as President of Point.360's MultiMedia Group and also served in various senior management roles at FastChannel Network including Executive Vice President, Strategic Planning and Vice President Global Sales and Business Development from 2003 to 2005. Mr. Nguyen received a B.S. from California State University, Northridge.

        Omar A. Choucair joined Parent as Chief Financial Officer in July 1999 and has been a member of the Board of Directors of Parent since November 2000. Prior to joining Parent, Mr. Choucair served as Vice President of Finance for AMFM, Inc. (formerly Chancellor Media Corporation) and served as Vice President of Finance for Evergreen Media Corporation before it was acquired by Chancellor Media Corporation in 1997. Prior to entering the media industry, Mr. Choucair was a Senior Manager at KPMG LLP, where he specialized in media and telecommunications clients. Mr. Choucair received a B.B.A. from Baylor University.

        William Donner has been a member of the Board of Directors of Parent since May 2006 after having served as a director of FastChannel Network, Inc. Since 2004, Mr. Donner has served as CEO of MedCommons, a personal health record storage and transport company. In the early 1980s, Mr. Donner built and ran Precision Business Systems, a Wall Street based systems integrator. Precision Business Systems was sold to Bank of America in 1988 and subsequently, a division was sold to Reuters, PLC, where Mr. Donner ran the Reuters Dealing 2001 and 2002 Trading Services. In 1994, Mr. Donner was named Chief Architect of Reuters where he ran the central research group. Mr. Donner joined the Greenhouse Group, Reuters' corporate venture capital arm, in 1996. In 1999, Mr. Donner joined Fenway Partners, a private equity fund, where he led the technology investment group. Mr. Donner holds a B.S.E.E. from Massachusetts Institute of Technology.

        Lisa C. Gallagher has been a member of the Board of Directors of Parent since May 2006 after having served first as a director, and most recently as Chairman of the Board of Directors, of FastChannel Network, Inc. since 2002. Since 2003, Ms. Gallagher has served as the Senior Vice President and Chief Operating Officer of Hawtan Leathers, a privately held international manufacturer of specialty leathers for the garment industry. She previously spent over 20 years as both a commercial as well as investment banker specializing in media transactions. She started her banking career in the early 1980s at the Bank of Boston and in 1997 moved to its investment bank, BancBoston Securities as Managing Director to run their Media & Communications Group. In 1998 she became Managing Director and Group head of the Internet/Media Convergence Group of Robertson Stephens, a leading high technology investment banking firm, upon the BancBoston Securities acquisition of Robertson Stephens. After leaving Robertson Stephens in 2001, she worked for Remy Capital Partners, a small investment banking boutique, before joining Hawtan Leathers. Ms. Gallagher holds a B.A. from Mount Holyoke College and an M.B.A. from the Simmons Graduate School of Management in Boston.

        Kevin C. Howe has been a member of the Board of Directors of Parent since February 2001. Since 1999, he has been the Managing Partner of Mercury Ventures. Mercury Ventures manages seven different funds that invest in emerging technology companies that focus on Internet applications. Mr. Howe served on the board of The Sage Group, plc. which is traded on the London Stock Exchange from 1991 to 2005. Mr. Howe also sits on the boards of two privately held technology firms. In 1985, he co-founded DacEasy, an early leader in packaged application software. In 1987, Mr. Howe led the sale of DacEasy to Insilco (a Fortune 500 company). In 1991, Mr. Howe led the carve-out of DacEasy from Insilco and subsequent sale to The Sage Group, plc. which had market capitalization of over $7 billion. He was Chief Executive Officer of the US operations of The Sage Group, plc. responsible for operations and acquisitions until 1999. In 1993, Mr. Howe also co-founded Martin Howe Associates, which was an early leader in the merchant credit card processing industry and a pioneer in wireless solutions. The company was sold in 1997 to PMT Services, Inc., a NASDAQ listed company. Mr. Howe received his M.B.A. from Southern Methodist University in 1976.

        David M. Kantor has been a member of the Board of Directors of Parent since August 1999. Since 2003, Mr. Kantor has been Vice Chairperson and Chief Executive Officer of Reach Media, a company that develops, acquires and partners in quality media and marketing opportunities targeting the African-American population. Formerly, he was Senior Vice President for Network Operations of AMFM, Inc. (formerly Chancellor Media Corporation) and President of ABC Radio Network, having previously served as Executive Vice President. Prior to joining ABC Radio Network, he held executive positions with Cox Cable and Satellite Music Network. Mr. Kantor holds a B.S. from the University of Massachusetts and an M.B.A. from Harvard Business School.

        Anthony J. LeVecchio has been a member of the Board of Directors of Parent since August 2004. Since its formation in 1988, he has been the President of The James Group, a general business consulting firm that has advised clients across a range of high-tech industries. Prior to forming The James Group in 1988, Mr. LeVecchio was the Senior Vice President and Chief Financial Officer for VHA Southwest, Inc., a regional healthcare system. He currently serves on the Board of Directors of Ascendent Solutions, Inc., a company that is tracked on the OTC Bulletin Board and serves as the Chairman of its Audit Committee. He also serves on the Board of Directors of Viewpoint Financial Group, a Plano, Texas based bank holding group traded on the Nasdaq Global Select Market, serves as the Chairman of its Audit Committee, and serves on the Loan and Compensation Committees.

        John R. Harris has been a member of the Board of Directors of Parent since November 2010. Mr. Harris served as President and CEO of eTelecare Global Solutions, Inc., a business process outsourcing ("BPO") company listed on Nasdaq, from 2006 through its acquisition in 2009. Previously, Mr. Harris served as President and Chief Executive Officer of Seven Worldwide, a BPO services company, from 2003 to 2005, as President and Chief Executive Officer of Delinea Corporation, a BPO services company, from 2002 to 2003, and as President and Chief Executive Officer of Exolink Corporation, a technology company, from 2001 to 2002. From 1973 to 1999, Mr. Harris held a variety of positions, including group vice president and corporate officer, with Electronic Data Systems Corporation, or EDS, a provider of IT and BPO services (now a part of Hewlett-Packard, a New York Stock Exchange ("NYSE") listed company). Mr. Harris holds a B.B.A. and a M.B.A. from West Georgia University. Mr. Harris is currently a director of Premier Global Services, a NYSE listed company, The Hackett Group, a NYSE listed company, StarTek, a NYSE listed company, and Banctec (privately held). Mr. Harris also served as a director of inVentiv Health, a company that is listed on the Nasdaq from May 2000 to May 2008.

        Jeffrey A. Rich has been a member of the Board of Directors of Parent since March 2011. Prior to forming PlumTree Partners in 2006, a private investment firm, Mr. Rich served as Chief Executive Officer of ACS, a Fortune 500 company and leading provider of BPO and information technology services, from 1999-2005. Mr. Rich also served ACS as President and Chief Operating Officer from 1995-1999 and Chief Financial Officer from 1989-1995. Prior to joining ACS in 1989, Mr. Rich was a Vice President in the Leverage Capital Group of Citibank New York. Mr. Rich currently serves on the Executive Board of the Dallas Symphony Orchestra, the Board of Directors of River Logic, Inc., and the Board of Directors of Telligent, Inc. He previously served as a Director of ACS, Inc. and Pegasus Solutions, Inc. He has also served on the Visiting Committee of the Ross School of Business at the University of Michigan and as a Director of Education is Freedom and the United States Chamber of Commerce. Mr. Rich is a member of World President's Organization and a previous member of the Young President's Organization, serving in several officer positions in both organizations. Mr. Rich received a B.B.A. from the University of Michigan Business School in 1982.

DG Acquisition Corp. VII

Name	Age	Position
Scott K. Ginsburg	58	President and Director
Omar A. Choucair	49	Secretary, Treasurer and Director

        Scott K. Ginsburg joined Parent in December 1998 as Chairman of the Board and assumed the additional role of Chief Executive Officer in November 2003. In 1988, Mr. Ginsburg established Evergreen Media Corporation, and served as Chairman of the Board and Chief Executive Officer. In 1997, Evergreen Media Corporation merged with Chancellor Broadcasting to form Chancellor Media Corporation, which became AMFM, Inc. Mr. Ginsburg served as Chancellor's Chief Executive Officer and a Director. Mr. Ginsburg earned a B.A. from George Washington University in 1974 and a J.D. from Georgetown University Law Center in 1978.

        Omar A. Choucair joined Parent as Chief Financial Officer in July 1999 and has been a member of the Board of Directors of Parent since November 2000. Prior to joining Parent, Mr. Choucair served as Vice President of Finance for AMFM, Inc. (formerly Chancellor Media Corporation) and served as Vice President of Finance for Evergreen Media Corporation before it was acquired by Chancellor Media Corporation in 1997. Prior to entering the media industry, Mr. Choucair was a Senior Manager at KPMG LLP, where he specialized in media and telecommunications clients. Mr. Choucair received a B.B.A. from Baylor University.

        Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of MediaMind or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

By Facsimile Transmission
(for Eligible Institutions Only): (718) 234-5001

Confirm by Telephone:
Toll-free (877) 248-6417
(718) 921-8317

        Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, New York 10036
Call toll-free (888) 803-9655

QuickLinks

  EXHIBIT (a)(1)(A)
IMPORTANT
SUMMARY TERM SHEET
INTRODUCTION
THE OFFER
  SCHEDULE I